SEC 1815 (11-2002) Previous versions obsolete	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden hours per response: 6.00

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of    March, 2003

Commission File Number __________________________________________

Royal Standard Minerals Inc
(Translation of registrant's name into English)

3258 Mob Neck Road, Heathsville, Virginia 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
/s/ ROLAND M. LARSEN By:___________________________ Roland M. Larsen President

Date March 31, 2003

* Print the name and title of the signing officer under his signature.

An Evaluation

of the

Pinon Gold Property

Elko County, Nevada, USA

TECHNICAL REPORT

(AMENDED)

Volume I

DeMatties & Munroe

GEOLOGICAL-GEOPHYSICAL CONSULTANTS

CAMBRIDGE, MINNESOTA USA

An Evaluation

of the

Pinon Gold Property

Elko County, Nevada, USA

TECHNICAL REPORT

(AMENDED)

Prepared for

Royal Standard Minerals Inc.

3458 Mob Neck Road

Heathsville, Virginia

U.S.A. 22473

January 20, 2003

Volume I

DeMatties & Munroe

________________________________________________________________________

GEOLOGICAL-GEOPHYSICAL CONSULTANTS

34,898 UNIVERSITY AVE.

CAMBRIDGE, MINNESOTA 55008

USA

Phone - Minnesota: (763) 689-4574

-Virginia: (804) 580-8816

Fax – (763) 689-3066; E-mail – tdematties@aol.com

Frontispiece 1996 diamond drilling on the Main zone, Pinon property.

2.0 TABLE OF CONTENTS

TABLES

Table 1. 1994 metallurgical results for surface bulk.

Table 2. South Bullion resource mineral inventory (Cyprus, 1995).

Table 3. Reclassified resource estimates (from 1995 Cyprus data).

Table 4. Resource mineral estimates (measured and indicated).

Table 5. Selected probable reserve estimates for the Main zone (Main pit) and
North Pod (North pit) calculated at a US$390 - $400 gold price.

Table 6. Rough economic parameters required for potential viability of the Main zone -
North Pod resource at a US$300 gold price.

FIGURES

Figure 1 Project Location Map.

Figure 2 Pinon Project and the Carlin Trend.

2a Carlin Trend, Nevada.

Figure 3 Pinon Range Geology and Mineralization

Figure 4 Pinon Project Compilation Map.

Figure 5 Pinon Project Land Status Map.

FIGURES (Cont.)

Figure 6 Gold Distribution in Rock Samples.

Figure 7 South Bullion Target Area Map.

Figure 8 South Bullion Stratigraphic Section.

Figure 9 Geologic Map of the South Bullion Target Area.

Figure 10 Geology and Grade-Thickness Map – South Bullion Project

Figure 11 Geologic Sections.

Figure 12 Drillhole Location Map, South Bullion Target Area.

Figure 13a Assay Cross Section 3600.

13b Assay Cross Section 3950.

13c Assay Cross Section 4100.

13d Assay Cross Section 4400.

Figure 14a Carlin Deposit Model (genetic).

14b Carlin Deposit Model (empirical - exploration).

Figure 15 Rain Underground Cross Section.

Figure 16 Rock Chip Geochemistry Maps of the North Extension – Ridge Zone targets.

16a - Gold.

16b - Arsenic.

16c - Antimony.

16d - Mercury.

16e - Geologic Map with Gold Anomaly Location, North Extension-Ridge Zone.

PHOTOGRAPHS

Photo 1 Looking west at the Main zone and discovery gold-bearing jasperoid outcrops.

Photo 2 Looking east at the Main zone and DDH-SB96-146 site.

Photo 3 Outcrop of massive, strata-bound and baritic jasperoid, Webb Formation, Main zone.

Photo 4 Road cut exposing strongly clay altered (bleached)/weathered and oxidized (FeO stained) Webb siltstone.

Photo 5 Looking south at Webb jasperoid outcrop and rubble in the North Pod area.

Photo 6 Partially exposed contact between Devils Gate (limestone) and jasperoidal Webb
Formations, Ridge zone.

Photo 7 Looking northeast at structurally controlled jasperoid hosted by Devils Gate
Formation (limestone).

Photo 8 Looking northeast along a possible cross structure that extends into the North
Pod area.

Photo 9 Drill core from DDH-SB96-144, 75-84 feet, North Pod.

Photo 10 Drill core from DDH-SB96-143, 52.5-61 feet, southwest margin of Main zone.

Photo 11 Drill core from DDH-SB96-145, 220.8-230.5 feet, North Pod.

Photo 12 Drill core from DDH-SB96-142, 13-21 feet, southwest margin of the Main zone.

Photo 13 Drill core from DDH-SB-142, 30.4-39.5 feet, southwest margin of the Main zone.

Photo 14 Drill core from DDH-SB-146, 4-11.3 feet, center of Main zone.

Volume II

APPENDICES

Appendix A Cyprus RC drillhole logs (SB-120 through –139).

Appendix B Cyprus drillhole survey data (Silver State Surveys Inc.); SB-120 through
–139.

Appendix C Original Chemex assay certificates for chip samples collected from

SB-120 through – 139.

Appendix D Quality control analysis of assay data from SB-120 through -139.

Appendix E RSM diamond drillhole logs (SB 96-140 through -146).

Appendix F Original Chemex assay certificates for core samples collected from

SB96-140 through -146.

Appendix G Cyprus report on South Bullion/Dark Star resource-reserve estimate.

Appendix H Cyprus Memorandum on Pinon/South Bullion deposit resource estimates.

Appendix I DMBW South Bullion Project scoping study.

Appendix J Bharti preliminary assessment of the South Bullion deposit.

Appendix K McClelland Lab Report on cyanidation test work - South Bullion samples.

3.0 SUMMARY

At the request of Royal Standard Minerals Inc. ("RSM") a technical review and evaluation was completed by the author of geological, geochemical and land databases developed for the Pinon property, located in Elko County, Nevada, USA. Sources for these data and other information include private reports by RSM, Crown Resources Inc.
("Crown") the former Cyprus Amax Minerals Company ("Cyprus") and
Cameco U.S. Inc. ("Cameco"), separate geologic and geochemical databases generated by RSM and Crown, the author’s field notes as well as published literature and public land records (Bureau of Land Management and Elko County Recorders Office).

The following technical report is based upon this evaluation and intended for use by
RSM’s subsidiary company Pinon Exploration Corporation (PEC) to complete an AIF filing in the event they decide to finance further exploration of the property.

At the time of this report the Pinon property consisted of a contiguous land block of 39 unpatented mining lode claims – claim fractions (TC claim block) that are located in surveyed Township 30 North, Range 53 East, Section 22, (Mount Diablo Meridian),
Elko County, Nevada. The current land position covers an area of approximately 640 acres
(~ 259 hectares). The TC claim group is under control of RSM (100% interest) that is a New
Brunswick corporation traded on the TSX Venture Exchange and USOTC: BB.

Drilling to date (254 reverse circulation and 7 diamond core holes) within the TC claim block of Section 22 has identified Carlin-style gold mineralization in two well-defined zones and two showings. These include the Main zone and North Pod (shallow portions of the larger South Bullion mineral resource), Ridge zone and North Extension. These mineralized zones/showings are contained within a broad stratiform, 20 to 200 feet thick, limonite-stained, silicified (jasperoidal) envelope developed along the faulted contact
(thrust fault) between lower Mississippian Webb siltstone and to a lesser extent the upper
Devonian Devils Gate limestone. The mineralized envelope occupies structurally the flanks and thicken crest of the Pinon Anticline (anticlinorium). Several small amplitude folds within the anticlinorium and high-angle faults have localized higher-grade (>0.1)
pod-like zones.

Shallow (< 300’) gold mineralization within the northwest trending Main zone locally crops out (gold-bearing baritic jasperoid), has a strike length of approximately 1000 feet, varies from 80 feet to 200 feet wide at surface and is structurally controlled occupying the crest of the Pinon anticlinal fold axis. The lower-grade mineralization generally thins out (< 20', locally ~ 80’true thickness) to the southwest along the gently dipping (10 - 20 degrees ) fold limb but thickens to > 60 feet (commonly
>100 feet true thickness) along the broad anticlinal crest. Mineralization extends down dip (generally < 40 degrees
) along the fold’s northeast limb to depths greater than 300 feet (deep resource)
where it remains fairly thick (generally > 50’). Where defined by closely spaced drilling, gold grades from 0.01opt to 0.025opt exhibit relatively good continuity and correlation between holes. Numerous stratiform lenses of higher gold grades
(>0.025opt) occur within lower grade mineralization. The thickest mineralized intervals and generally best grades are localized along the axial plane of the fold structure. Gold grades exceeding 0.1opt are controlled by high-angle faults that cut the zone and may have acted as local feeders. These feeders are "vein like" containing higher-grade shoots.

The nearby (800’ north), north-south trending North Pod has a strike length of approximately 700 feet, ranges from 100 feet to 300 feet wide at surface and partially crops out (jasperoid outcrops). Similar style, shallow (< 300’) gold mineralization is hosted within lower silicified Webb but extends into underlying Devils
Gate limestone. Structurally, the zone is located along the steep (50 - 70 degrees ) eastern limb of the
Pinon Anticline. The zone also exhibits similar grade continuity and correlation to that of the Main zone. 1996 drilling results confirm that the Main zone and North Pod do not connect at shallow depths.

Three separate independent resource estimates have been made for the Main zone and
North Pod based on closely spaced (30’ - 100’ centers) drilling (220RC holes).
Of these, the 1995 Cyprus estimate has been determined most creditable but reclassified according to current Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
standards. Based on the Cyprus drill data, a measured and indicated bulk-mineable gold resource of approximately 6.56 million tons (~ 5.67 million measured + 0.89 million indicated) grading 0.027opt Au has been calculated. This equates to approximately 177,000 ounces of contained gold within the current property boundaries (TC claim block). The estimate has been verified by the author and considered reliable based on his review of supporting drill data.

It is estimated that at least US$2.5 million was expended on exploration within the TC claim block to date. Based upon recent and past property visits, as well as a rigorous review of available information, the author has concluded that geologic, geochemical and drilling data generated on the property from the Crown, Cyprus and RSM exploration programs, is of generally high quality and therefore deemed reliable. In the opinion of the author all described mapping, sampling and drilling operational procedures as well as resource estimates preformed were standard and acceptable methods currently in use by the mining-exploration industry.

As far as the author can determine from available information, sampling techniques, sample quality, sample preparation, and security were adequate for advanced stage exploration purposes. Analytical procedures utilized by ALS Chemex Laboratories on rock chip and drillhole samples are considered standard for the industry.

Based upon his own property visits, inspection of drill core/ cuttings and logs as well as review of described sampling procedures and all available exploration assay data, the author can verify the presence of the described mineralized zones on the property and confirm that rock chip and drillhole sampling was actually completed in a reasonable and satisfactory manor. Sample and drillhole sites described in various company reports were found and identified in the field. Quality control measures were employed in the 1995 RC drilling program (Cyprus). A review of separate drillhole assay databases generated by
Crown, Cyprus and RSM indicates that they agree reasonably well in terms of order of magnitude and absolute values.

The author has made the following conclusions after reviewing all relevant exploration data for this property:

1) Widespread disseminated, micron-sized, lower-grade gold – silver mineralization is hosted in moderate to strongly silicified and brecciated Mississippian-age Webb
    Formation siltstone stratigraphically above the thrust-faulted contact with Devonian
    Devils Gate Formation limestone.

2) Gold-silver mineralization is mostly oxidized and structurally controlled along the flanks and thicken crest of the prominent Pinon Anticline.

3) Shallow (< 300’) mineralization known within the current property position (Section 22; TC claim block) is part of the larger but deep (>300’) South
    Bullion mineral resource (mineral inventory of ~ 31 million tons) that extends into
    Section 27.

4) Within the property, two potentially bulk-mineable mineralized zones (Main zone and
    North Pod) have been identified by approximately 227 closely spaced RC and diamond drillholes constructed mainly by three separate companies.

5) Three separate independent resource estimates were made for the Main zone and North
    Pod. Of these, the 1995 Cyprus estimate has been verified by the author and considered most reliable. The resource has been reclassified to satisfy current (CIM) standards.
    Based on this estimate the near surface resource contains approximately 6.56 million tons
    (5.67 million measured + 0.89million tons indicated) grading 0.027opt Au.

6) Two of three independent prefeasibility studies of the shallow resource have identified a small "probable reserve" (diluted) containing 3.2 to 3.3million tons grading 0.0246opt gold to 0.026opt gold/0.198opt silver respectively. Expanding the
    "probable reserve" by including deeper gold mineralization in Section 27 increases tonnage to 3.9 million tons grading 0.027opt gold/ 0.185opt silver.

7) At a gold price of US$390 - $400 (Ag @ US$5.50), development of the "probable reserve" by open pit-heap leaching methods would likely be a near "break even" proposition or at best marginally economic. Currently with gold prices at around US$300, this "probable reserve" is subeconomic. It can be reclassified
    (under CIM definitions) as an indicated resource.

8) A significant increase in grade (> 0.050opt with 0.025opt cutoff;) and recoveries (>67%) of the known resource and/or identification of new, high-grade
    (>0.1opt for deeper open pit and > 0.5opt for deep underground) structural zones on the property will be required to establish a "stand alone" economically viable deposit at current gold prices.

9) Exploration targets include high-grade feeder structures within the Main zone and two gold showings north of the North Pod.

In the opinion of the author, this property’s overall character is more than sufficient merit to justify continuation of an advanced exploration program. The following recommendations concerning a next phase of exploration work include the following:

1) Increase the joint venture’s land position. Both the Main zone and North Pod as well as several gold showings along the Webb-Devils Gate contact lie near the western margin of the TC claim block in Section 22. Additional room to the west in Section 21 may be required to explore for high-grade structures in this area (within the Devils Gate
    Formation). Jasperoidal Webb as well as cross cutting jasperoid bodies (along structures)
    in Devils Gate have been previously mapped in Section 21. In addition, Section 27 controls the deep South Bullion resource and known high-grade structures and should be acquired.
    Any mining scenario on the property will likely require ground in Section 27. Both these sections are complicated fee lands that contain severed mineral and surface rights owned by a number of private parties.

2) Begin testing by diamond drilling two potential feeder structures in the Main zone.
    Testing these structures will determine if the resource has any potential to host a high-grade core that could improve its overall grade and therefore economics. At least
    5000 feet (in 5 to 10 moderate to deep angled holes) of diamond core drilling is recommended to test the structures. Encouraging results would prompt a full scale-drilling program involving a series of drillhole fences (with angled holes) constructed perpendicular to the identified structures. Assuming mineralization is still oxidized, these new results would be incorporated into the existing assay database and a new resource calculation made using a 0.025opt or higher gold cut off grade.

3) Complete surface rock chip sampling at the Ridge zone and extend sampling north to cover the North Extension showing. This area covers approximately 3,400 feet of strike length along the steeply dipping Devils Gate-Webb contact. Moderate to intense silicification (jasperoid) has been mapped along the entire length in both formations.
    Only scattered and shallow RC drilling has attempted to test the mineralized contact.
    Several angled holes had encouraging results; many of the vertical holes never reached the target. Although RSM has identified a significant gold dispersion pattern at the south end of the Ridge zone, it remains open. Further detailed grid sampling will likely expand this target and identify new ones along the contact.

4) Complete structural mapping and DEM (digital elevation measurements) modeling of the
    Ridge zone and North Extension areas to identify northwest trending structures and lineaments. Areas (structural intersections) where such structures intersect identified primary gold dispersion patterns developed along the silicified Devils Gate- Webb contact would be considered high priority targets. Follow-up IP-resistivity surveys could refine drilling targets. Initial testing should be by angled core drilling. At least 5000 feet in moderate to deep holes (500’-1000’) is recommended to test targets generated by this work.

To complete this next round of limited follow-up exploration on the Pinon property, a budget of US$273,000 is proposed.

4.0 INTRODUCTION AND TERMS OF REFERENCE

At the request of Royal Standard Minerals Inc. ("RSM") a technical review and evaluation was completed by the author of geological, geochemical and land databases developed for the Pinon property, located in Elko County, Nevada, USA. Sources for these data and other information include private reports by RSM, Crown Resources Inc.
("Crown") the former Cyprus Amax Minerals Company ("Cyprus") and
Cameco U.S. Inc. ("Cameco"), separate geologic and geochemical databases generated by RSM and Crown, the author’s field notes as well as published literature and public land records (Bureau of Land Management and Elko County Recorders Office).

The following technical report is based upon this evaluation and intended for use by
RSM’s subsidiary company Pinon Exploration Corporation ("PEC") to complete an AIF filing in the event it decides to finance further exploration of the property. It describes and assesses the precious metal potential of the property and provides recommendations including a work plan and budget for future exploration. The report follows prescribed criteria and guidelines set forth by the Canadian Securities
Association and described in National Instrument 43-101- Standards of Disclosure for
Mineral Projects, Companion Policy 43-101CP and Form 43-101F1 (Technical Report).

In early 1996 Southeastern Resources Inc., ("SER", predecessor to RSM)
successfully negotiated an agreement with Cyprus (through its subsidiary Pinon Exploration
Corporation) where by it could participate in the "Pinon Joint Venture Project".
At that time Cyprus was in the process of earning a 70% interest from Crown the original operator of the project. In addition Cyprus held 100% interest in three sections of unpatented mining lode claims adjacent to the joint venture area of interest that were included in the agreement with SER. During negotiations with Cyprus, SER, formally a private corporation established itself as a publicly traded company changing its name to
RSM.

Under the terms of the agreement, RSM could vest to Cyprus’s 70% interest (100% in lode claims owned by Cyprus) and become operator by assuming prescribed work commitments
(US$900,000 within three years) and the issuance of 1.2 million shares of RSM common stock plus US$500,000 in cash. Cyprus had already spent US$1.5 million from 1994 through 1995 on the project. By the end of 1996, RSM had expended US$380,000 (US$ 212,592 credited towards the earn-in) on exploration that included a preliminary resource feasibility assessment and 1354 feet (7 holes) of shallow, large-diameter core drilling.

To help fund its earn-in commitments, RSM completed a corollary joint venture agreement with Cameco in April 1997. The terms of that agreement relative to the Pinon Joint Venture called for Cameco becoming the operator and acquiring 51% of RSM’s interest after minimum annual expenditures of US$555,000, definition of a gold-silver reserve and completion of a bankable feasibility study. RSM vested its 70% by the end of the year after Cameco spend US$377,200 on the project. With Crown having a carried 30% interest,
Cameco continued to operate and fund exploration in the Pinon project area of interest until mid-1999 at which time it dropped out of the joint venture. No additional exploration was conducted in the project area and by 2001 the remaining joint venture partners (RSM as operator and Crown) had reduced the joint ventures’ land position to one section (T30N, R53E, Section 22) of mining lode claims that control the shallow portion of the South Bullion mineral (gold-silver) resource. In September of 2002, RSM acquired Crown’s remaining 30% carried interest and assigned the property to its new subsidiary Pinon Exploration Corporation (PEC). The following report is focused on the current (time of this report) claim block (TC claims) retained by RSM (PEC).

The author is familiar with the property having made previous field visits and prepared an independent due diligence study for SER in May 1996. The property and surrounding prospect area were revisited on July 21, 2002 by the author. In addition, a follow-up meeting with RSM geologists and the author was held in Reno on July 31, 2002 for the purpose of reviewing and collecting exploration data and re-examining core and drill cuttings.

5.0 DISCLAIMER

A portion of this report relies upon data and interpretations provided by RSM, Crown
Cyprus and Cameco. Although the author believes every reasonable effort was made to ensure the accuracy of factual data provided by these companies on which this report is partially based, he cannot warrant or guarantee that there are no errors. Efforts have been made by the author to ensure that all of his interpretations conform to sound geologic, geochemical and cartographic principles. No claim is made that the interpretations made in this report are rigorously correct.

6.0 PROPERTY DESCRIPTION AND LOCATION

6.1 Legal description

The Pinon property currently consists of a contiguous land block of 39 unpatented mining lode claims – claim fractions that are located in surveyed Township 30 North,
Range 53 East, Section 22, (Mount Diablo Meridian), Elko County, Nevada (Fig 5.). The
current land position covers an area of approximately 640 acres (~ 259 hectares). Included in the land block are the following claims:

________________________________________________________________________

County Recordation

Claim Name
BLM Serial Number
Book
Page

TC-1 thru TC-10
NMC125638 thru NMC133862
304
6 thru 15

TC-11
NMC133862
309
114

TC-12 thru TC 28
NMC148871 thru 148887
329
58 thru 74

TC-29 thru TC-39
NMC403761 thru 403771
558
426 thru 436

________________________________________________________________________

The TC claim group is surrounded by private fee lands containing a complicated mixture of severed surface and mineral estates that were previously controlled in part by the
Pinon Joint Venture through various lease-option agreements. These lands have since been dropped by the joint venture. An ownership summary for several of the more important sections is shown below.

________________________________________________________________________

T30N, R53E

Section 21: All

            Surface estate -
J.Tomera Ranch (100%)

            Mineral estate -
J.Tomera family (50%)

- Etcheverry family (16.7%)

- Rudnick Trust (16.6%)

- L. & R. Rudnick family (16.6%)

Section 27: NE1/4NW1/4, NE1/4, NE1/4SE1/4

            Surface estate -
Pereira Trust (100%)

            Mineral estate -
Pereira Trust (50%)

- Etcheverry family (16.67%)

- O.Rudnick family (16.67%)

- Rudnick Trust (8.33%)

Section 27: NW1/4NW1/4, S1/2NW1/4, SW1/4, NW1/4SE1/4, S1/2SE1/4

            Surface estate - J.
Tomeria Ranch (100%)

            Mineral estate - J.
Tomeria Ranch (50%)

- Etcheverry family (16.67%)

- O. Rudnick family (16.67%)

- Rudnick Trust (8.33%)

- R. Rudnick family (8.3%)

________________________________________________________________________

6.2 Property interests, title, taxes and other legal obligations

The TC claim group is under control (100%) of RSM through its subsidiary company PEC.
RSM is a New Brunswick corporation traded on the TSX Venture Exchange and USOTC: BB.

The TC claims are located on federal public domain lands that are managed (both surface and mineral estates) by the Bureau of Land Management ("BLM"). Initially staked in 1979, this ground was previously open to mineral location with no significant restrictions. Location certificates for all claims staked in the group were filed and recorded with the BLM and the Elko County Recorder’s Office in Elko according to federal and state laws/ regulations. BLM and courthouse records show the claims were in good standing at the time of this report with all 2002 maintenance fees and recordings up to date.

An examination of the numerous exploration agreements associated with the claim block
(see exploration history, Section 8) shows the DCDV Corporation held a retained production royalty on the property. However, RSM recently (2002) purchased this interest from DCDV Corporation. As far as the author can determine, there are on other underlying agreements, severed mineral estates or retained royalties for the property. Because the claims are unpatented, no local or county based property taxes have been assessed against them.

During the original staking, it is assumed tape and compass surveying was utilized to locate claim corners and discovery monuments in the field; boundaries of the claims have not been legally surveyed. Holding costs for 2003 include an annual BLM maintenance fee of
US$100/claim (a total of US$3,900) due on or before August 31st, 2003 and county recording costs of US$8.50/claim (+ US$12.50 for first claim; a total US$335.50) for "intent to hold" notices that must be filed by November 1, 2003 to keep the claims valid.

6.3 Environmental Liabilities

Numerous drillhole sites and roads are present on the property. Most sites and a number of roads have been reclaimed and all drillholes plugged by Cyprus and RSM according to BLM specifications and State of Nevada Regulations (NRS 534.425, -.421, -.420, and -.428). At
present only road reclamation remains to be completed in the immediate claim block.
However, these roads would have to be maintained if exploration were to continue on the property. There are no mine workings or exploration pits or trenches on the property.
Previous field investigations by the BLM failed to identify any threaten or endangered species and important cultural sites.

RSM’s 1996 drilling program was the last exploration effort conducted within the
TC claim block. Surface disturbance was minimal (0.11 acres) since all seven drillholes were located on existing roads. Latter drilling activity (outside the TC claim block) by previous joint venture partner Cameco was also conducted under existing Crown permits (see
Section 6.5) that covered the larger Pinon project area of interest (>60,000 acres). According to current Nevada Division of Environmental Protection records a total
17.16 acres remain disturbed within the original Pinon project area (mostly outside the TC claim block); 5.54 areas are being monitored after initial reclamation and seeding; 0.26 acres have been fully reclaimed (> 70% re-vegetative cover) and released from the degraded inventory. RSM and its subsidiary PEC are responsible for remaining reclamation both within the TC claim block and the former Pinon Joint Venture project area of interest.

6.4 Exploration Permits

BLM permits are required to conduct drilling and trenching operations on the unpatented mining lode claims. Under current rules a "notice" (disturbance of < 5 acres) or "plan of operations" (POO; disturbance of > 5 acres) must be submitted to the BLM for approval and a reclamation bond set (for 100% of the reclamation cost). Lead times for approval are generally 2 – 4 months. Significant disturbance may also require an "environmental assessment" (EA) that could take up a year or more to complete depending on how much ground are disturbed and existing environmental conditions. Under State of Nevada regulations a "reclamation permit" must be filed with and approved by the Nevada Division of Environmental Protection (NDEP) if
surface disturbance is greater than 5 acres. A reclamation bond is normally required before issuance of the permit as well as submittal of annual reports with fees based on acres disturbed.

In September 1996, RSM as the new operator, filed a "notice" with the BLM [addendum
3809 (NV-014)] requesting to amend the original South Bullion (Excalibur) POO (N16-90-004)
submitted previously (1991) by Crown as part of their EA report. BLM approval for its proposed 1996-drilling program was received in October. At the same time RSM notified the
NDEP (specifically the Bureau of Mining, Regulation and Reclamation and Department of
Conservation and Natural Resources) of its intention to begin drilling operations in accord with Crown’s previously approved (1991) exploration project reclamation permit
(Excalibur Permit No.0003, case number N16-90-004P).

Crown’s original permits and bonds that are still in effect for the original Pinon project area of interest. However, new BLM bonding requirements resulted in raising the amount (US$21,000) set under the original permit to approximately US$37,500 to cover 100%
of the reclamation costs. This increased bonding would have to be borne by RSM before it will be allowed to conduct any new drilling in the claim block (pursuant to the 1996 amended plan of operation). However, RSM has the option of drastically reducing the bond amount by completing significant reclamation (mostly drill roads) in the former project area. In addition, NDEP will require RSM to complete a mandatory 3-year revision of the original reclamation plan for all disturbed areas within the Pinon project area (including the TC claim block) particularly an update on cost estimates before re-issuing that permit. The new plan will be based on the extent of reclamation completed by RSM.

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
INFRASTRUCTURE AND PHYSIOGRAPHY

The Pinon property is located in the southeast end of the famous "Carlin Gold
Trend" about 10 miles south of Newmont's Rain mine, 25 miles southwest of Elko,
Nevada (Fig.1). The main access from Elko is west on Interstate 80 to Carlin (25 miles)
then south on State Highway 51 for 22 miles to the Trout Creek access road. The project area is 7 miles east along a well-maintained BLM gravel-dirt road to the area of extensive drilling.

The property lies along the steep western flank and crest of the Pinon Range at elevations ranging from 7000 feet to 7450 feet above sea level. The range is flanked by
Pine Valley to the west and Dixie Flats to the east. Vegetation is dominantly sagebrush with Pinon Pine (growing over carbonate lithologies) and rare Mahogany inhabiting the higher elevations. Brush fires in 1998 burned out much of the Pinon trees exposing more outcrop on the property (Photo 6). The climate is semiarid with the average exploration season extending from early April to late December. There is no infrastructure in the vicinity of the property; the nearest power line is 7 miles to the west along State
Highway 51.

8.0 HISTORY

8.1 Property

The 1980 discovery of the Rain gold deposit 10 miles to the north, prompted Newmont to conduct a regional stream sediment survey in the Pinon Range. One of the geochemical anomalies identified was sourced up the Trout Creek drainage. Follow-up prospecting revealed baritic jasperoidal Webb Formation in Section 22 (Photo1). Unfortunately for
Newmont the ground was previously staked by L.L. Trease and H.D. Christian in 1979 (as a barite prospect).

At about the same time in 1980, the Cyprus Exploration Co.- AMOCO joint venture leased the Trease and Christian ground (claims "TC"-1 through 11) and located an additional 16 claims in Section 22. Cyprus completed 27 reverse-circulation (RC) holes in the immediate area of geochemically anomalous, gold-bearing jasperoid outcrops. Of these,
21 intersected anomalous gold values, the best of which was 0.04opt/6.5 meters. Cyprus subsequently dropped the property.

Freeport acquired the property, which now consisted 27 claims, in 1983. The company constructed 7 RC holes that also intersected anomalous gold. The best intercept was in the last hole drilled, averaging 0.036opt/41 meters. This ore-grade hole was never offset and
Freeport dropped the property in 1985. The claim block was soon acquired by Desert
Ventures (DCDV Corporation) later in 1985 and optioned to Teck Resources by 1986.

Teck Resources formed a joint venture with Lord River Mines to continue exploration of the property. The joint venture completes 33 RC holes, geologic mapping
(1"=100’) and a soil survey in the immediate discovery area.

At the same time, Newmont acquired the private fee lands in adjacent Section 27.
Recognizing the deep potential, it began drilling off the down-dip extension of the shallow gold mineralization identified in Section 22. By 1989, 65 RC holes identified a deep mineral resource (South Bullion gold resource) containing 20 million tons grading
0.026opt. Newmont later drops its lease deeming the resource uneconomic.

By 1990 Crown Resources purchases the TC claims in Section 22 from the Teck
Resources/Lord River Mines JV, locates additional claims and is successful in leasing and optioning private fee lands/mineral rights that include adjacent Section 27. The large land position established, which formed the original Pinon project area of interest, consisted of surface and mineral rights to 34,000 acres (total and fractional mineral rights) of the Pereira Trust lands, 2600 acres of mineral rights (Etchevery mineral estate) and 3 sections of unpatented lode claims.

From 1990 to early 1994 Crown completed 122 RC holes mainly in Section 22 of the resource area, as well as limited metallurgical testing, additional claim staking, detailed mapping (1’=100’), rock chip sampling and soil geochemical surveys (800 samples), ground geophysical surveys (ground controlled source audio magneto-tellurics or
"CSAMT") and an airborne magnetic-electromagnetic-radiometric survey. For this effort Crown delineates two shallow but small mineralized zones (Main zone and Central zone aka North Pod) with a total mineral resource of 8.1 million tons grading 0.026opt gold in Section 22 (see Section 19).

Considerable exploration by Crown in other locations of the project area resulted in discovery of a second small mineral resource designated "Dark Star" (7 million tons @ 0.022opt Au) in T30N, R53E, Section 25. It is interesting to note that Crown drilled this resource with only 50% of the mineral estate under its control and was never successful in acquiring the remaining 50%. By 1994 Crown had drilled a total of 202 RC holes in the project area and expended approximately US$3 million.

In September 1994 Cyprus Gold Exploration Corporation, through its subsidiary Pinon
Exploration Corporation, formed a joint venture with Crown to earn a 70% interest in the
Pinon Project. Cyprus focused drilling (74 RC holes) on the entire South Bullion mineral resource (Sections 22 and part of the east half of 27), confirming and expanding the total resource to 31 million tons at 0.026opt gold (see Section 19). Within the resource in-fill drilling further delineated shallow gold mineralization in the Main zone and North
Pod within Section 22. By 1995 Cyprus had spent a total of US$1.45 million but still had not vested its 70% interest in the project.

By early 1996 Cyprus farm out its interest to Southeastern Resources Inc., (SER, predecessor to RSM). SER successfully negotiated an agreement with Cyprus. During negotiations, SER, formally a private corporation, established itself as a publicly traded company changing its name to RSM.

By the end of 1996, RSM had expended US$380,000 on exploration that included a preliminary resource feasibility assessment and 1,354 feet of shallow, large-diameter (HQ)
core drilling (7 holes) on the Main zone and North Pod. This was the last drilling program conducted on the TC claims in Section 22.

To help fund its earn-in commitments, RSM completed a corollary joint venture agreement with Cameco in April 1997. The terms of that agreement relative to the Pinon Joint Venture called for Cameco becoming the operator and acquiring 51% of RSM’s interest. RSM vested its 70% by the end of the year after Cameco spend US$377,200 on the project. With
Crown having a carried 30% interest, Cameco continued to operate and fund exploration in the Pinon project area. Their work included geologic mapping, ground geophysical surveys
(CSAMT), surface rock chip sampling and drilling (27 RC holes) However, because of restrictions under the terms of the agreement with RSM, no exploration was ever done in
Section 22. Lack of any significant success finally forced Cameco to drop out of the joint venture in mid -1999 after spending over US$2 million on exploration.

No additional exploration was conducted in the project area after the Cameco left the joint venture. By 2001 the joint venture partners reduced their land position to the TC claim block in Section 22 that controls the mineralized Main zone and North Pod. In
September 2002, RSM acquired Crown’s 30% interest and assigned the property to its subsidiary company PEC.

9.0 GEOLOGIC SETTING

9.1 Regional/District Geology

District and Pinon Range geology and precious metal mineralization is presented in
Figures 2, -2a, -3 and -4. Note the location of the South Bullion gold resource relative to numerous gold deposits and occurrences present in the area including the producing Rain mine to the north (Fig.3). Regional mapping indicates the range consists primarily of deformed, Mid to Lower Paleozoic, siliciclastic and carbonate formations (Eastern and
Overlap Assemblages) that are unconformally overlain by late Tertiary volcanic and sedimentary units.

The Paleozoic sequence has been subjected to complex faulting and lesser folding as a result of episodic deformation beginning with the onset of the Early Mississippian Antler
Orogeny. Compressional tectonism dominated through Oligocene; extensional tectonism began
25 Ma and continues to the present. Compressional tectonism is manifested as the Pinon
Anticline, low-angle (thrust), strike-slip, and high-angle (reverse) faults. Extensional
(Basin and Range) tectonism is evidenced by high-angle normal faults. (Parr, 1998).

9.2 Property Geology

9.2.1 Stratigraphy

Local stratigraphy for the property and surrounding area is present in Figure 8. The relatively simple sequence is dominated by Paleozoic sedimentary formations that are well documented by geologic mapping and diamond core drilling completed on the property.
Stratigraphic units are described below but a more detailed account is given in 1996 drillhole core logs (Appendix E).

Eastern Assemblage (lower plate)

Although not exposed, the Devonian-aged Nevada Formation, consisting of massive to thin bedded, light gray dolomite up to 2000 feet thick, likely underlies portions of the claim block. This unit has recently received increased attention after discovery of high-grade feeder structures hosted in it at the Rain mine. The Nevada Formation is overlain by approximately 400 feet to 900 feet of limestone in the Devils Gate Formation.

The Devonian-aged Devils Gate Formation forms the base of the exposed stratigraphic section on the property. In outcrop these limestone beds are gray to blue gray, medium-grained thick bedded to massive and coarsely crystalline (recrystallized). Calcite vein, veinlets and replacements are common; fossiliferous beds and sandy horizons are rare. In drill core it is characterized as a light, medium-gray, fine-grain massive limestone and generally displays moderate to strong, calcite-healed fracturing at various orientations with 50 degrees to the near vertical core axis being the most dominant.

The contact with the overlying Webb Formation is disconformable and interpreted as a major thrust fault that separates the autochthonous, lower plate Eastern Assemblage formations just described from allochthonous, upper plate Overlap Assemblage formations
(Webb, Chainman, Diamond Peak and stratigraphically higher formations). The fault is frequently distinguished by variable brecciation and very coarse-grained calcite in both the Devils Gate and Webb Formations. Red hematite colored, clayey fracture zones are locally present at the contact (Photo13).

Overlap Assemblage (upper plate)

As described above, Devils Gate is structurally overlain by a 40 to 400 foot section of
Mississippian Webb Formation. This unit is exposed only at the south end of the claim block (Photo 4). Strata here are dark brown to reddish brown, thin bedded, poorly sorted and interbedded siltstone and shale. In core samples unaltered Webb appears as a laminated to very thin bedded and locally massive, variably calcareous siltstone. Medium to dark gray in color, it displays a variable fissility (bedding) at 46 to 60 degrees to the near vertical core axis. This unit is the principal host to gold mineralization and has been locally weak to intensely modified by brecciation, decalcification, silicification, baritization and oxidation (see Section 11). These processes have been repeatedly active, brecciation in particular. Significant intervals of calcite-healed, silicified siltstone breccia of apparent tectonic and/or hydrothermal origin have been noted in core
(Photos 9, -11 and -14).

Webb is conformably overlain (gradational contact but thrust faulted in places) by a
400 to 800 foot section of Mississippian-aged Chainman Formation. This formation is characterized as non-calcareous, deformed and poorly exposed siliciclastic strata. The strata coarsen upwards and include interbedded shale, sandstone and chert-pebble conglomerate beds. Shale is commonly dark gray, thin-bedded to laminated, pyritic and carbonaceous. During thrust faulting, shale beds were likely sheared acting as slide planes. Sandstone units within the formation are medium-grained, thin-bedded, matrix-supported chert wacke. Poorly sorted, chert pebble sandstone or conglomerate occurs in the stratigraphically higher levels. Locally, the strata contain secondary clays, barite veins, are variably silicified, folded and highly dissected by high to low-angle faults. In core the shale member (lowest stratigraphic member of the formation) appears as a laminated to very thinly bedded black shale with minor interbedded, fine-grained sandstone lenses. Bedding attitudes vary from 35 to 50 degrees to the near vertical core axis where discernable. Locally this unit is intensely broken (Photo 10). The contact with overlying Diamond Peak Formation is conformable.

Mississippian Diamond Peak and stratigraphically higher Pennsylvanian Moleen and Tomera
Formations are exposed outside the claim block. Siliciclastic (conglomerate, sandstone, siltstone and shale) and lesser carbonate (limestone) strata that are mildly deformed and variably hydrothermally silicified dominate lithologic sequences within these formations
(Figs. 3 and 4).

This monotonous sedimentary section is intruded and partially covered by silicic volcanic-sedimentary units and rhyolite sills and dikes emplaced during late Oligocene.
Tertiary sedimentary rocks characterized as interbedded sandstone and conglomerate. Lower most sedimentary strata, which mark the base of the Tertiary, unconformally overlie any of the Paleozoic formations above the Webb. Stratigraphically higher volcanic units include felsic tuffs-lapilli tuffs.

9.1.2 Structure

Structural geology of the property consists of major folds and faults. The relatively simple stratigraphy in the claim block (and South Bullion resource area) has undergone a complicated structural history. Siltstone and shale beds were subjected to considerable ductile deformation. It is believed that these units have been complexly folded into a broad anticlinorium (Pinon Anticline) in response to major thrust faulting (overthrust folding) along the Webb-Devils Gate contact as described above (Wood, 1995). Younger
Tertiary block faulting has further complicated the local geology. Some of the high-angle faults formed subparallel to the strike of northwest trending anticlines during folding, others offset fold structures (Wood, 1995).

The axis of the Pinon Anticline is defined at surface by bedding plane attitudes in thin-bedded siliciclastic strata. This anticlinorium, which can be traced for approximately 2 miles, trends north - south to N20 degrees W and plunges approximately 25 to 30 degrees S. It is characteristically asymmetrical with moderately dipping western limbs and steep eastern limbs. Lower plate, Eastern Assemblage carbonates of Nevada and Devils Gate Formations form the core of the fold, while siliceous clastic units of the upper plate Overlap
Assemblage (Mississippian Webb, Chairman, and Diamond Peak Formations) form its limbs
(Calloway, 1992). The high angle faults have dissected and displaced locally the axial trace of the anticlinorium (Fig.9).

The thrust fault that defines the base of the Webb is locally strongly brecciated where intersected by fold structures and high-angle faults. An important high-angle fault bounds the northeast margin of the mineralized zones in the claim block (and South Bullion gold resource itself) and coincides with a steeply dipping Webb-Chainman monoclinal fold contact. The fold structure can be traced southeastward across the claim block by a strongly broken, limonite stained zone. Brittle deformation of Chainman sandstone along the axis of this fold resulted in strong fracturing and fault slickensides along bedding.

10.0 DEPOSIT TYPES

10.1 District

The TC claim block and South Billion mineral resource lie at the southeast end of the so-called "Carlin Gold Trend". This district hosts more than 40 separate gold deposits that have been delineated since disseminated, "no see em" gold mineralization in carbonate rocks was first discovered in 1961. From this discovery, a classification for this style of sediment-hosted gold mineralization has come to be referred to as "Carlin-type" deposits.

To date, more than 25 million ounces of gold have been produced (out of an estimated global resource of >100 million ounces) from 26 separate operating mines, making the
Carlin Trend the largest and most prolific gold district in North America (Fig.2a; Teal and Jackson, 1997).

The Trend is a 60-kilometer long, north-northwest trending alignment of gold deposits that were generated within a structural zone of crustal weakness, sustained heat flow and episodic hydrothermal alteration. Gold deposits occur in a variable stratigraphic and structurally complex succession of Ordovician through lower Mississippian rock sequences.
On a district-scale, structurally lower autochthonous formations (lower plate Roberts
Mountain and Popovich Formations at northwestern end; Nevada and Devils Gate Formation at southeastern end) are separated from in some instances similar age, structurally higher allochthonous formations (Upper plate Rodeo Creek and Vinini Formations at the northwest end and Webb at the southeastern end) along a series of imbricate thrust faults the most prominent of which is the Roberts Mountain structure.

Thus far the majority of gold mineralization is localized within the structurally lower
(lower plate) formations. Besides this broad stratigraphic control there is a distinct lithology control with the most receptive host rocks (within both upper and lower plate sequences) tending to be thick sections of medium to thin bedded, platy, laminated silty limestone, micrite, dolomitic and calcareous siltstone.

Besides thrust faulting, the host Paleozoic stratigraphy is segmented by abundant, high-angle, northeast and northwest trending faults into numerous Tertiary-age and older structural blocks. Along these structures multiple-age igneous dikes, sills, plugs and stocks have intruded. Episodic magmatism began in Late Triassic and continued through the
Late Tertiary (Teal and Jackson, 1997). Some of these intrusions, particularly the
Cretaceous and Tertiary dike swarms and Jurassic-Cretaceous Goldstrike granodiorite stock, can also be important hosts to gold mineralization in specific deposits, accounting for up to 15% of mineralized material (Teal and Jackson, 1997).

Structural control of gold mineralization varies on both a district and deposit-scale.
Common features include the following (Teal and Jackson, 1997).

1) High-angle, northwest-striking fault sets that served as primary primary fluid conduits and are currently filled by lamprophric and monzonitic dikes (e.g. Post, Genesis,
    Castle Reef faults).

2) High-angle northeast-striking faults that served as secondary conduits, focusing gold mineralization at the deposit scale particularly at structural intersections with northwest faults (e.g. Gold Quarry and Meikle).

3) Broad to moderate amplitude anticlinal folds in autochthonous carbonate host rocks and play an important role as structural traps to gold-bearing fluids (e.g. higher grades at Betze/Post).

4) High-angle and strata-bound, premineral stage hydrothermal collapse breccia bodies
    (e.g. Meikle and Rain Underground).

Pervasiveness and intensity of alteration also varies both within and between gold deposits in the district, depending on the magnitude of the system, nature of the host rock and density of structural conduits. Important alteration features associated with gold mineralization include:

1) Carbonate dissolution; in the form of decalcification (calcite removal) and advanced decarbonatization (calcite/dolomite removal). This is the most pervasive alteration style within the Trend.

2) Argillic alteration of primary silicate minerals.

3) Silicification; extent ranges from between types of deposits. Its importance is partially controlled host rock composition and primary-secondary permeability.

4) Gold-enriched sulfidation of reactive iron in host rocks, to form gold-bearing sulfides (pyrite, asenical pyrite).

Distinctive alteration zoning patterns have been described for individual deposits.
Variations in patterns are a function of the magnitude and/or intensity of the gold bearing-bearing system, composition and density of the host rock and in some deposits, effect of pre-mineral, 158Ma thermal metamorphic event (Teal and Jackson, 1997).

Typical "distal-to-proximal alterations assemblages for gold deposits on the Trend include the following (Kuehn and Rose, 1992).

1) Fresh silty limestone: calcite + dolomite + illite +quartz + Kspar + pyrite.

2) Weak to moderate decalcification (dolomite halo): dolomite +
    calcite + quartz + illite + kaolinite + pyrite + gold.

3) Strong decalcification: dolomite + quartz + illite + kaolinite +
    pyrite + gold.

4) Decarbonatization: quartz + kaolinite/dickite + pyrite + gold.

Gold mineralization occurs as micron to sub-micron particles primarily within the lattices of generally disseminated pyrite and arsenical pyrite. Style of mineralization can vary in individual deposits from strata-bound mineralized replacements to mineralized shears, stockworks, veins and breccias or combinations of all these. At least two periods of gold mineralization have been identified in the district and believed related to two separate Mesozoic and Tertiary thermal events (Teal and Jackson, 1997).

Deposit size also varies within the district but can range from large (10 to100 of millions tons), lower-grade (0.0X opt/ton) orebodies that can contain multi-million ounce gold resources-reserves that when oxidized are amendable to low-cost bulk-mining/ heap leach beneficiation (e.g. Gold Quarry/Tusc/Mac – 175 million tons @ 0.046opt gold).
These types of oxidized, lower-grade deposits have been (since 1961) and continue to be developed in the district. However, over the last 10 years a number of significant deep discoveries have bee made of high-grade, structurally controlled (within or associated with feeder structures and/or hydrothermal breccias) refractory (unoxidized sulfide) gold deposits. Though smaller (<10million tons), their high-grade (generally >0.2opt)
makes them an attractive target particularly when gold prices are low (e.g. Meikle - 8.5 million tons @ 0.72opt Au; Deep Star – 1.5 million tons @ 0.95opt Au).

10.2 Exploration Model

It is apparent that a Carlin-type, sediment hosted replacement gold deposit model has been and should continued to be utilized as a guide for any further exploration within the
Pinon property and surrounding area. Extensively documented in the literature, this model
(genetic and empirical) is well established and has been meticulously refined within the district since 1961. As will be discussed in detailed later in this report, shallow gold mineralization identified thus far in the TC claim block (as well as the larger South
Bullion resource) has all of the geologic and geochemical characteristics of a typical
Carlin-style deposit.

Although most of the features of Carlin –type gold deposits have already been discussed in Section 10.2, a general exploration model is summarized below. Salient characterizistics include the following (Bonham, 1988):

1) presence of disseminated micron-sized (or less) gold replacement mineralization.

2) carbonaceous, thin-bedded, silty limestone or limy siltstones as typical host rocks.

3) a suite of elements that include arsenic, antimony, mercury, thallium, molybdenum and typically tungsten. Copper, lead and zinc are characteristic low averaging less than
    100g/tonne in typical gold ore.

4) Presence of barite and fluorite as common gangue minerals and fluorite.

5) Gold/silver ratios are typically 1:1 or greater.

6) Silicification in the form of jasperoid is ubiquitous (a major guide to these types of deposits).

7) Jasperoids typically anomalous in gold, antimony, arsenic, mercury and barium and can occur within, above or beneath the ore zone.

8) Deposits tend to occur in regional structures or breaks (Bonham, 1988). Structural control on a deposit-scale can be considerable.

The genetic model proposes that gold-bearing hydrothermal fluids (various mixtures of meteoritic and magmatic) migrated upwards and laterally along open faults through thick
Paleozoic sequences (Fig.14a). Fluid flow and alteration of country rock was widespread in permeable (primary and secondary permeability) and receptive (calcareous) strata but highly limited in non-reactive impermeable rocks. Gold precipitated with other metals from hydrothermal fluids under favorable physio-chemical conditions. The empirical
(exploration) model predicts that the highest gold values are proximal to or within feeder faults (Fig.14b).

The general Carlin model was modified by Crown in 1992 for the south end of the district, specifically the Pinon Range (the Pinon-Webb thrust zone model, Calloway, 1992).
It takes into account the local geology and demonstrates the importance of structural control on both stratiform and crosscutting silicification and gold mineralization along the lower thrust contact of the Mississippian Webb Formation as well as Devonian Devils
Gate Formation. It predicts deep penetrating feeder structures down into the Devils Gate and possibly Nevada Formations. These structures are commonly filled with igneous intrusions (e.g. Rain deposit).

10.3 Basis for an Exploration Program Plan

The near surface, potentially bulk-mineable gold resource identified in two zones (Main zone and North Pod) on the claim block to date are subeconomic under current economic conditions (see Section 19). Although there may be some room to expand, the stratiform lower-grade zones have been essentially drilled off at shallow depths (above
300’). However, exploration results compiled thus far indicate that there is reasonable potential for discovery of shallow to deep, structurally controlled, higher-grade mineralization associated with these zones and/or gold showings at the north end of the claim block (Section 12).

Such mineralization, if present, would likely occur in strata-bound hydrothermal breccias along the Web-Devils Gate contact (north end of the property) and/or major structural conduits (feeder faults) that feed the identified lower-grade mineralization
(Main zone). Similar styles of mineralization have been documented in other deposits along the Trend including the nearby productive Rain deposit (Section 17). There is already evidence for the presence of higher-grade (> 0.1opt Au) feeder structures in the Main zone and as well as deeper portions of the South Bullion resource
(e.g. drillholes SB96- 146 @ 0.083opt /68’ and SB111- @ 0.11opt/60’respectively,
see Section 21). Although poorly defined they may represent the main feeder conduit(s) for the widespread gold mineralization in the South Bullion resource area.
Evaluation of structural targets should be the basis of any further exploration in the TC claim block. Discovery of such high-grade mineralization coupled with the known mineral resource could lead to development of an economically viable deposit on the property (see Section
19)..

11.0 MINERALIZATION

Past mapping, drilling and sampling indicates precious metal mineralization in the
South Bullion gold resource area (Sections 22 and 27) occurs as micron-sized, irregular shaped blebs disseminated in silicified rocks along the thrust fault contact at the base of the Webb Formation. Gold is associated with late stibnite and abundant barite primarily within jasperoidal lower Webb siltstone and to a lesser extent in jasperoids developed in the stratigraphically lower Devils Gate limestone. In addition to this stratigraphic-
structural control, gold mineralization (Bullion mineral resource) appears to be localized along the crest and northeastern limb of the Pinon anticline (anticlinorium) fold structure. Shallow portions of the gold mineralization subcrop or locally crop out as gold-bearing jasperoids in Section 22. Deeper gold mineralization occurs down plunge along the axis of the anticlinorium in Section 27.

11.1 TC Claim Block

11.1.1 Gold Mineralization

Drilling to date within the TC claim block (Section 22) has identified Carlin-style gold mineralization in two zones and two showings. These include the Main zone and North
Pod (shallow portions of the South Bullion mineral resource), Ridge zone and North
Extension (Photos 1, -2, -3, -5 and 6). These mineralized zones are contained within a broad stratiform, limonite-stained silicified (jasperoidal) envelope developed along the thrust fault at the base of the lower Webb siltstone and to a lesser extent the upper
Devils Gate limestone. The mineralized envelope occupies structurally the flanks and thicken crest of the Pinon Anticline (anticlinorium). Several small amplitude folds within the anticlinorium and high-angle faults have localized higher-grade (>0.1)
pod-like zones (Wood, 1995).

The correlation between this silicified envelope and gold bearing rocks is clearly evident in drillholes. Only a few scattered fault controlled ore-grade zones have been encountered in the overlying Chainman Formation. Several gold-bearing high-angle faults persist to depth in the Devils Gate Formation and probably represent feeder conduits.
Generally, pervasive low-level gold values (>0.1ppm) persist through the middle Web
Formation but decrease to levels below 0.005ppm in the Chainman Formation. Surface sampling shows that limonite stained faults within Chainman contain low-level (0.005ppm to
0.10ppm) gold values up to 400 feet stratigraphically above mineralized zones. However, detailed sampling over Chainman showed poor correlation between detectable gold in surface rock chip samples and mineralized zones at depth. Surface samples averaged approximately
0.01ppm gold, 400ppm arsenic, 40ppm antimony and 1ppm mercury with very low base metal values (Wood, 1995). Ore-grade mineralization on the property (and within the remaining
South Bullion resource area) can vary from 0.01 to 0.44opt gold but generally greater than
0.02opt. Moderate silver values, ranging from <0.1opt to 0.5opt, accompany gold mineralization. The gold to silver ratio is approximately 1:6.

1996 diamond core drilling results confirm that gold mineralization of economic interest (Main zone and North Pod) occurs primarily in the lower Webb Formation but is confined to two distinct zones of intense pervasive silicification and brecciation with associated silica flooding (see Section 11.1.2). Core assay results show that relatively unaltered calcareous Webb Formation may have gold values from <5ppb to
30ppb; generally <100 ppb in argillically altered Webb; <1000 ppb in pervasively silicified Webb; and >1000 ppb in pervasively silicified, silica flooded
Webb breccia. Gold bearing intervals were generally, but not necessarily strongly oxidized. Gold values show a sharp, erratic drop at the contact with Devils Gate, ranging from <5ppb over 5 foot intervals to a high of 1260ppb locally over 1 foot in siliceous, red hematite clayey zones

Extensive oxidation (to depths of approximately 600 feet or more) present in mineralized zones intersected during the drilling limited the opportunity to see visible mineralization other than in relatively unoxidized portions in some holes. Minerals noted
in this core include specular hematite, arsenopyrite and/or stibnite, and oxidized copper-bearing sulfides. Barite was relatively uncommon but was noted in some holes.
Locally, 1%-2% disseminated but mostly oxidized pyrite has been reported in a number of RC holes.

Gold mineralization appears to post date major periods of faulting and the main episode of silicification. Most gold deposition probably occurred with late silica flooding, quartz veining, minor pyrite, arsenopyrite, stibnite, cinnabar and other epithermal gangue and ore minerals which were largely oxidized by hypogene and supergene processes.

11.1.2 Alteration

Alteration associated with gold mineralization is not well zoned. Locally strong recrystallization and dolomitization visible in the Devils Gate may have occurred during thrusting and not with gold mineralization. Web Formation locally appears decalcified but in part non-calcareous.

Alteration noted in drill core is confined principally to the Webb Formation; only minor alteration being found in either the Devils Gate (limestone) or Chainman (lower shale) Formations. Primary and secondary alteration observed includes decalcification, silicification, argillization and oxidation, which are all associated with breccia zones.

Decalcification is the first primary alteration process noted in drill core. Though difficult to distinguish it is generally recognized by the variable disappearance of acid
"fizz" as the zone of silicification is approached. It is closely associated with broken rock zones and argillic alteration.

Argillic alteration is confined to the southwest flanks of the Main zone where it is irregularly distributed as discontinuous pods and lenses in unsilicified Webb Formation strata. However, as the pervasively silicified, brecciated Webb with open space quartz is approached, it becomes more extensive forming an overlying and flanking blanket above the zone of intense silica flooding. Argillic alteration over the central portion of the Main
Zone has likely been eroded off. Contacts of relict rock fragments are usually gradational. Argillic alteration has the appearance of a slightly greenish-yellow groundmass with a fracture-associated reddish hematite stain superimposed on it (Photo
12). Closer to surface clayey material may be a weathering product (Photo 4).

As previously stated, silicification is generally well developed in the lower Webb forming a broad envelope 20 to 200 feet thick above Devils Gate limestone that is associated with the thrust contact. Locally it extends hundreds of feet above the thrust zone along high-angle faults through the Webb into the upper Chainman Formation.

Multiple stage silicification occurs both as pervasive and as open space fillings.
Pervasive silicification begins as fracture associated bleaching and becomes more widespread with an increase in fracture intensity. Open space fillings appear to be more than one generation and associated with breccias (Photos 13 and 14). These breccias may be related to solution and decalcification of calcareous rocks by hydrothermal fluids. Some breccias are reported to have crosscutting puzzle breccia veins, rotated fragments and other textures indicating hydrothermal brecciation.

Secondary oxidation processes are most strongly associated with heavily fractured zones of intense open space silicification. The intensity of oxidation appears to be closely related to the degree of fracturing.

12.0 EXPLORATION

The following documentation of exploration on the property and adjacent ground is based upon reports supplied by the current joint venture partners. Since 1989, approximately
US$6.9 million has been spent on the Pinon Joint Venture. Of this, it is estimated that at least US$2.5 million was expended on exploration within the TC claim block. The current joint venture partners have documented these expenses in company annual reports.

As previously noted, Crown acquired the Pinon properties (including the TC claims) in
1989 and completed considerable surface rock chip-soil-stream sediment sampling, geophysics (airborne magnetic-electromagnetic and ground controlled source audio magneto-tellurics [CSAMT ] surveys), drilling (205 RC holes) and metallurgical testing at a total cost of $3.0 million. At least half of this the program (including 121 RC holes)
was focused on the shallow portion of the Bullion gold resource within the TC claim block.
Cyprus in 1994, advanced the prospect by drilling an additional 74 holes (RC), completing further mapping, rock chip-soil-stream sediment sampling, metallurgical testing and economic feasibility studies, spending $1.5 million through the end of 1995. Most of their effort was concentrated in Sections 22 and 27 proving up the South Bullion gold resource.

Following the Cyprus acquisition in 1996, RSM completed a detailed grid rock chip sampling survey, a large-diameter diamond drilling program (7 holes) and commissioned a preliminary feasibility assessment at a total cost of $380,000. All of this exploration was within in the claim block. By 1997 Cameco Gold had entered the joint venture as operator and completed additional exploration of the property that included geologic mapping, surface rock chip sampling, geophysics (ground CSAMT) and drilling (27 RC holes), spending over $2 million through early 1999. Only a small fraction of this work (7 RC holes) was completed on the deep South Bullion resource; no exploration was ever conducted within the TC claim block.

As far as the author is aware, company staff and independent contractors conducted all exploration work including drilling, geological-metallurgical-economic investigations and geophysical-geochemical surveys. For the purpose of this report only geological, rock-chip geochemical and drilling exploration data generated in Section 22 are consider.

12.1 Geology

Extensive reconnaissance and grid mapping/ re-mapping and drilling since 1989 has established the detailed stratigraphic and structural framework described in Section 9 that underlies the TC claim block and South Bullion mineral resource area (Figs.9, -10 and
-11).

12.2 Geochemistry

12.2.1 Rock chip sampling –1995 and 1996

From 1994 to 1995 Cyprus collected 914-rock chip sample as well as compiled geochemical results for samples taken by previous companies exploring in the Pinon project area
(including the TC claim block). The objective was to establish target areas by delineating primary gold dispersion patterns. Many altered rock exposures on the TC claim block were sampled where outcrop was abundant. Approximately 200 samples were collected and assayed on the claim block. Later in 1996 follow-up grid sampling (225 samples on
100’centers) was completed by RSM.

12.2.2 Results

The Cyprus survey outlined a number of primary gold anomalies exceeding 0.005ppm in the original Pinon project area; one was identified in the South Bullion resource area
(Sections 22 and 27; Fig.6). As would be expected, gold values are associated with silicified and limonite-stained rocks. The designated "South Bullion anomaly" is approximately 2 miles long and 1,500 feet wide. Most of the anomaly has been drilled in
Sections 27 and the southern half of 22. It is interesting to note that both the Main zone and North Pod are expressed as anomalous values > 0.1ppm.

At the northern end of the South Bullion anomaly (north of the North Pod in Section
22), previous sampling by Crown (1989) also located anomalous gold up to 1.2ppm gold (with supporting arsenic, antimony, barite and mercury anomalies). Further follow-up rock chip sampling by Cyprus (1995) confirmed anomalous gold values in the area (Au values up to
0.939ppm). These assay results define two mineralized showings (Ridge zone and Northern
Extension) hosted within steeply dipping (70 - 80 degrees)
moderate to strongly silicified (jasperoidal), brecciated and baritic Webb Formation
(Fig.7).

In 1996 RSM began detailed rock chip grid sampling (100’ centers) and mapping at the south end of the Ridge zone. This work identified a strong primary gold dispersion pattern hosted in a north-south trending zone of silicification and jasperoid replacement
(pervasive silicification and open space fillings) at the mapped Devils Gate -Webb
Formation contact. The gold dispersion pattern, which is roughly the size of the North Pod zone, has a width of 450 feet, is over 600 feet in strike length and open to the north.
Over 40% of the gold values that delineate the anomaly are greater than 200ppb; the highest concentrations reported include 1.7ppm and 1.5ppm gold. It is supported by overlapping arsenic and mercury dispersion patterns and associated with an antimony anomaly. The gold dispersion pattern remains open to the north (Figs. 16a, -b, -c, -d and
-e).

12.3 Drilling

12.3.1 South Bullion gold resource

To date, approximately 321 drill holes (includes drilling before 1989) define the South
Bullion gold resource in Sections 22 and 27 (Fig.12). Assay data generated from these holes allowed Cyprus in 1995 to manually calculate a mineral inventory of approximately 31 million tons of mineralized rock grading 0.026opt gold (see Section 19). Most of this resource is deep (>300 feet) and located in Section 27.

12.3.2 Main Zone-North Pod

Approximately 261 drillholes constructed within the TC claim block (Section 22)
evaluated the near surface portion of the South Bullion resource. As previously mentioned, two shallow mineralized zones, designated the Main zone and North Pod, have been delineated (Figs. 9, -10 and-11.; see Section 19).

Drilling results indicate shallow (< 300’) gold mineralization within the northwest trending Main zone has a strike length of approximately 1000 feet, varies from 80 feet to 200 feet wide at surface (partially crops out as baritic jasperoid outcrops), is localized within lower silicified Webb Formation at or near its contact with
Devils Gate Formation and structurally controlled occupying the thicken crest of the Pinon anticlinal fold axis (Figs.13a through 13d). The lower-grade mineralization generally thins out (< 20', locally 80’ true thickness) to the southwest along the gently dipping (10 - 20 degrees)
fold limb but thickens to >60 feet (commonly >100 feet true thickness) along the broad anticlinal crest. Mineralization extends down dip (generally < 40 degrees ) along the fold’s northeast limb to depths greater than 300 feet (deep resource) where it remains fairly thick (generally > 50’). Badly broken (and brecciated) ground along the fold crest encountered during core drilling was probably due to brittle fracturing along the fold structure (see drill core logs, Appendix E). Many of the RC holes drilled in this area either could not reach or penetrate the entire zone (because of bad ground conditions) or were drilled down the dip of the northeastern fold limb.

A surface grade-thickness map and vertical assay cross sections prepared by Cyprus indicates relatively good continuity and correlation of gold grades from 0.01opt to
0.025opt within the Main zone (Fig.10, -13a through 13d). Numerous stratiform lenses of higher gold grades (>0.025opt) occur within lower grade mineralization. The thickest mineralized intervals and generally best grades are localized along the axial plane of the fold structure (e.g. DDH- 96-146 @ 0.062opt/140’). Gold grades exceeding 0.1opt are controlled by high-angle faults that cut the zone and may have acted as local feeders.
These feeders are "vein like" containing higher-grade shoots.

The Main zone is bounded to the southeast by a northeast trending cross fault (Figs. 9 and 10). Deeper (>300’) but similar style gold mineralization lies immediately to southeast of this structure (part of the deep resource). Deep drilling in this area has identified a possible northwest trending, high-grade feeder structure defined by drillholes SB-079, -111 and –78.

The nearby (800’ north), north-south trending North Pod has a strike length of approximately 700 feet and ranges from 100 feet to 300 feet wide at surface (partially crops out as jasperoid outcrops). Similar style gold mineralization is hosted within lower silicified Webb but extends into underlying Devils Gate limestone. Structurally the zone is located along the steep (50 - 70 degrees) eastern limb of the Pinon Anticline. The zone also exhibits similar grade continuity to that of the Main zone. 1996 drilling (DDH-SB-145;
Fig.12) outside of the North Pod suggests gold mineralization extends further to the west-southwest. However, drilling results also confirm that the Main zone and North Pod do not connect at shallow depths.

12.3.3 Ridge zone and North extension .

The Ridge zone was partially tested by 5 scattered, shallow RC holes drilled by
Freeport, Teck and Amoco along 1,400 feet of strike length. It appears that most of these holes failed to reach the target horizon (Webb-Devils Gate contact); 4 out of the 5 were vertical holes that were drilled into steeply dipping (70 -80 degrees ) strata.

The Northern Extension was also partially tested by Freeport, Amoco and Crown. A total of 10 scattered RC holes along 2000 feet of strike length. Most of these holes were angled. Encouraging results from this drilling include:

TC-3 175’-200’ 25’ @ 0.031opt Au

TC-5 0-70’ 70’ @ 0.024opt Au

CPR-114 200’-230’ 30’ @ 0.035opt Au

CPR-117 0-30’ 30’ @ 0.019opt Au

12.4 Reliability of data

Based upon recent and past property visits, as well as a rigorous review of available information, the author has concluded that geologic, geochemical and drilling data generated on the property from the Crown, Cyprus and RSM exploration programs, is of generally high quality and therefore deemed reliable. In the opinion of the author all described mapping, rock chip sampling and drilling operational procedures preformed were standard and acceptable methods currently in use by the mining-exploration industry.

13.0 DRILLING

Approximately 220 standard reverse circulation and 7 large-diameter (HQ-sized) diamond drillholes have been constructed to date within the TC claim block (Fig. 12). Drilling density in the immediate South Bullion Resource area ranged from 30 feet to 150 feet between holes. Information available to the author concerning drilling operations only extends back to 1994 beginning with Cyprus’ program.

Cyprus’ 1994 and 1995 drilling contracts were awarded to Johnson Drilling Co. of
Elko, Nevada. An MPD-1500 track-mounted (with 10-foot lengths of 4-inch diameter pipe and tools) and Drilling Services TH-100 truck-mounded reverse circulation rotary drill rigs were utilized. A total of 74 holes (41,469 feet) were drilled at a direct cost of US$13.50 to US$11.50 per foot. Of these 35 were drilled within the TC claim block.

During operations the upper 400 feet of each hole was generally drilled dry. However, in almost all cases silicified gold-bearing zones required mud drilling. Drilling wet generally formed a mud casing and little down-hole contamination was detected according to
Cyprus drill logs; caving was most notable at rod breaks. Cyprus did not complete statistical review of the 10 and 20-foot rod breaks. However, they note no obvious assay spikes or smeared zones. Drilling the mineralized zones with mud is believed to have reduced contamination, caving and improved sample recovery.

All drill cuttings were logged at the site describing lithology, veining, and alteration. A representative sample was collected for each 5-foot interval drilled
(Appendix A). These samples weighed approximately 4 ounces and were collected in clear plastic vials and placed in core boxes.

To determine drillhole deviation, Cyprus contracted Silver State Surveys, Inc of Elko, to conduct down-hole surveys using a gyroscopic survey tool (Appendix B). All 74 holes were surveyed; deviations on most deep holes are significant. West Tech Inc. of Elko was contracted to survey hole collar locations and elevations for all of the Cyprus drillholes. All new drillholes and several older ones found open were filled with bentonite and drill cuttings with a 10-foot concrete plug placed at surface in compliance with state drillhole plugging regulations.

Bort-Longyear Company was awarded the diamond core-drilling contract for RSM’s
1996 program. Because of the poor availability of core rigs, the company mobilized a
Longyear 44 skid-mounted drill rig from their central zone in Minnesota. A total of 1354 feet of HQ-size (~ 3" diameter) core was drilled at a direct cost of $23/foot; this does not include tractor support and drilling mud costs.

Drilling mud was required for every hole because of poor ground conditions encountered.
It is believed by RSM that the high core recovery (70%-100%) achieved was in part due to heavy mud use during the drilling operation. Core samples were generally collected on
10-foot drill runs and placed in core boxes.

Seven shallow vertical holes (SB96-140 though SB96-146) were completed from September
26 through October 25 before adverse weather conditions forced the operation to stop for the season. Three holes were collared on the southwest margin of the Main zone, one on the south margin of the North Pod zone, two in between the zones and one near the center of the Main zone. These holes appear to be a good documentation in core of mineralization in both zones.

Core from each hole was logged in detail describing rock lithology, structure and alteration; rock quality determinations (RQD) were also calculated (Appendix E). All holes were surveyed during construction of the hole for deviation using a down-hole Sperry-Sun camera; no significant deviations were noted. Collar co-ordinates and elevations were located by theodolite from previously surveyed RC hole locations and control points on an established engineering grid. All drill holes were permanently abandoned by plugging (with a 10-foot cement plug at the surface) in compliance with state regulations.

It should be noted that in general all drillhole (RC and core) intercepts (both vertical and angled holes) that penetrated stratiform mineralization in the shallow dipping Main zone, intersected it at a low angle and therefore are somewhat longer that the true thicknesses. Lengths are exaggerated more for mineralized intercepts in the steeply dipping North Pod. However, in some instances deep drillholes have deviated
(flattened) and penetrated near perpendicular to the true thickness of the stratiform mineralization.

True thickness of mineralization within steeply dipping structural zones is not known at this time. True thicknesses within stratiform mineralized zones were determined graphically from drillhole vertical assay cross sections that were prepared by correlation of assay intervals from hole to hole. Geostatistical analysis of these assay data has not been completed for the two zones.

14.0 SAMPLING METHOD AND APPROACH

14.1 Rock chip sampling

Samplers (contract or in-house, non-officers of the company) using a hammer and chisel collected all Crown, Cyprus and RSM outcrop samples. Rock exposures were chipped (grab sample) or channel/chipped and cuttings caught by or placed in a cloth bag. Sample weights varied from 2 to 5 kilograms. Sample sites were located on established survey grids or by inspection and/or using a GPS unit. Bags were labeled, tied and at the end of the day placed in a secure area or locked vehicle. Although it is unclear from the available data, the author estimates at least 200 rock chip samples taken on the claim block. Of the
425-rock chip samples collected by Cyprus in the Pinon project area, nearly 1/3 were from the claim block while RSM collected 225 grid samples). Both silicified and unsilicified rock specimens are described as being collected. Both Cyprus and RSM sent their samples were directly from the field site to the ALS Chemex preparation lab in Elko, Nevada. It is not clear from available reports who prepared and analyzed Crown samples. It was likely one of the larger labs operating at the time.

14.2 Drillhole sampling

14.2.1 Reverse circulation drillholes

Samples of dry drill cuttings collected (after every 5-foot run) were 1/4 to 1/2 splits from a Gilson bar splitter mounted along side of the drill rig. Mineralized zones were sampled with a rotary wet splitter. Splitters were continuously adjusted to provide at least a 20-pound sample or removed to collect the entire sample. In general, waste rock samples averaged approximately 40 pounds and mineralized samples 15 pounds. Samples were analyzed for gold and silver on 5-foot intervals within mineralized zones and 10-foot composite intervals in barren sections. Composited 50-foot intervals were analyzed for silver, arsenic, antimony, mercury and barium. Bagged samples were stored in a secure area at each drill site then taken directly to ALS Chemex preparation lab in Elko, Nevada.

14.2.2 Diamond drillholes

Boxed HQ-sized (~ 3" diameter) core samples from a secure area at the drill sites were transported directly to RSM’s core lab in Elko on a daily basis. After logging and photographing, core of both mineralized and unmineralized material from all holes drilled were split on 5 to 10-foot intervals using a La Fount hydrologic core splitter.
Half of the core was bagged and the other half placed back into the core box for reference. A total of 136 samples were collected.

14.2.3 Sample quality

After reviewing procedures documented by both Cyprus and RSM, the author has concluded that rock chip and drillhole sample quality is good and that sampling is representative of mineralized and unmineralized rock present in the claim block. The only potential problems would have been gold contamination by caving in RC holes. However, significant contamination was avoided by mud drilling. This is supported by core assay data and assay intervals that agree well in magnitude and location with surrounding RC holes.

Sample density for rock chip sampling is deemed adequate, covering most of the claim block. As previously stated, drillhole spacing in the two identified mineralized zones is good ranging from 30 feet to 150 feet.

15.0 SAMPLE PREPARTION, ANALYSIS AND SECURITY

Both Cyprus and RSM utilized ALS Chemex Labs to analysis rock chip, RC drillhole cuttings, and drill core. Chemex is registered to ISO 9001:2000 for the "provision of assay and geochemical analytical services."

15.1 Sample Preparation

15.1.1 Rock chip and drillhole samples

A complete sample as received by the Chemex prep lab in Elko was put through a primary jaw crusher and then a secondary cone crusher to reduce the material to approximately
10-mesh. A 300-gram sub-sample was obtained using a riffle splitter and pulverized with a vibratory ring pulverizer to -150 mesh for analysis. A 30-gram sample is split. These prep samples were sent to Chemex’s Vancouver laboratory for assay analysis.

15.2 Sample Analysis

15.2.1 Rock chip and drillhole samples

A 0.2 to 2-gram sample of the pulverized material was used in the analysis. The prepared sample is digested with concentrated nitric acid for 1/2 hour. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is digested for another
1-1/2 hours. The resulting solution is diluted to volume (100 – 250 ml) with demineralized water and mixed. Residue is taken up in a volume of 25 ml of hydrochloric acid and the resulting solution analyzed by atomic absorption spectrometry (AAS) for silver, arsenic, antinomy and mercury concentrations

Gold was analyzed by atomic absorption spectroscopy (AAS) with sample decomposition by fire assay fusion. A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested for 1/2 hour in dilute nitric acid. Hydrochloric acid
is then added and the solution is digested for an additional hour. The digested solution is cooled, diluted to 7.5 ml with demineralized water, homogenized and then analyzed by atomic absorption spectrometry.

15.3 Security

As previously stated, samples collected in the field or at drilling sites were placed in a secure areas and/or locked vehicle and transported directly to the preparation labs in Elko (Chemex or RSM core lab). Further, the author has discussed with representatives of Chemex security protocol and is satisfied that they meet reasonable stands for protection of sample integrity.

15.4 Quality Control

As far as the author can determine from available information, sampling techniques, sample quality, sample preparation, and security were adequate for advanced stage exploration purposes; sampling procedures preformed by Cyprus and RSM were standard and acceptable methods currently in use by the mining-exploration industry. Analytical procedures utilized on rock chip and drillhole samples by Chemex are considered standard for the industry.

An analytical quality control program was initiated by Cyprus for 1995 drillhole samples. One control sample was inserted in every 20-sample batch sent out for assay. All control samples were manufactured by various analytical labs from known homogeneous materials provided by Cyprus. Although these were not analytical standards, they did provide an excellent check of Chemex’s accuracy and precision. Control samples generally had excellent analytical reproducibility that allowed a reliable check of any significant analytical errors. A total of 108 control samples were used; Chemex reproduced
55 of these within 5% of the known value and 97 within 20% of the excepted value. Each batch of drill samples had control samples that were duplicated very closely and no significant discrepancies were recognized. A quality control analysis is presented in
Appendix D. RSM did not complete any quality control program for 1996 core drilling.
However, assay values and interval compared well between core holes and adjacent RC holes.

16.0 DATA VERIFICATION

Based upon his own property visits, inspection of drill core/ cuttings and logs as well as review of described sampling procedures and all available exploration assay data, the author can verify the presence of the described mineralized zones on the property and confirm that rock chip and drillhole sampling was actually completed in a reasonable and satisfactory manor. Sample and drillhole sites described in various company reports were found and identified in the field. As previously discussed, quality control measures were employed for the 1995 RC drilling program (Cyprus) but not for1996 diamond drilling (RSM).
A review of separate drillhole assay databases generated by Crown, Cyprus and RSM indicates that they agree reasonably well in terms of order of magnitude and absolute values. Documentation for the most recent drilling (1995-96) and assay results are presented in Appendices A through F.

17.0 ADJACENT PROPERTIES

The closest productive gold deposit to the property is the Rain mine located 10 miles to the north (Fig.3). Similar geology and style of mineralization make a compelling argument that the Rain system is a direct analog to South Bullion and the mineralized zones identified on the claim block. Discovered in 1980 by Newmont, Rain has since been well documented in the literature. The following discussion is based upon published reports compiled by Teal and Jackson (1997).

Gold mineralization at Rain occurs in the hanging wall of the northwest striking (N60 degrees W), steeply dipping (50
-75 degrees SW) Rain fault
zone. Jasperoids cropping out at surface along the trace of the fault exhibit intense brecciation, barite veining, scattered gold mineralization and locally abundant concentrations of alunite, hematite, jarosite, limonite and dusserite. Near surface gold mineralization forms a flat-lying blanket-like orebody along the unconformable contact of the Webb and Devils Gate contact. Silicified and argillized mudstones, siltstones and sandstones of the basal Webb Formation are host to the gold mineralization. Scattered gold mineralization extends in to the footwall Devils Gate Formation. Published figures (1996)
indicate open pit production from this portion of the deposit stand at 14.2 million tons grading 0.05opt gold (708,500ounces). The remaining measured + indicated resource contains
15.6 million tons grading 0.023opt gold (Teal and Jackson, 1997).

Recently discovered deep (250-425 meters) gold mineralization (Rain Underground deposit) occurs in a 50 to 125 meter wide, strata-bound, prismatic wedge of silica-barite-hematite matrix breccia that developed at the Webb-Devils Gate contact. The deposit occurs primarily in the hanging wall of the Rain fault zone (Fig.15).
Mineralization widens along intersections with crosscutting, northeast striking secondary faults. Evidence suggests the deposit formed as a result of a multiple-stage process, in which early hydrothermal fluids decalcified and dolomitized underlying Devils Gate limestone. This process led to significant volume loss, formed pre-ore stage collapse breccias and served to enhance permeability along the contact with Webb Formation mudstone. As the system evolved, multiple pulses of gold-bearing hydrothermal fluids overprinted earlier collapse breccia bodies to form fluidized hydrothermal breccia zones.
Weakly mineralized lamprophyric dikes and sills intrude the breccias. Crosscutting relationships with breccia suggest the dikes are contemporaneous with gold mineralization.

Of all the deposits on the Carlin Trend, Rain Underground exhibits the strongest evidence of main ore-stage hydrothermal oxidation. A 250 to 400 meter column of unaltered, carbonaceous mudstone and sandstone of the Webb and Chainman Formations overlie gold-bearing, intense hematitic matrix breccia. It is apparent that dikes acted as impermeable barriers to oxidizing hypogene fluids.

Published production-reserve data (1996) for Rain Underground include 339,000 tons mined grading 0.203opt gold and a remaining measured + indicated resource of 331,000 tons grading 0.226opt gold (Teal and Jackson, 1997). These resource estimates are not necessarily indicative of gold mineralization on the Pinon property.

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary metallurgical testing of gold mineralization identified on the TC claims was initiated by Crown in 1992. McClelland Laboratories was contracted to conducted bottle roll tests on 8 weighted composites prepared from 158 five-foot samples of mineralized RC drillhole cuttings (Reference Report No.2). Results showed that the cutting composites were readily amenable to direct cyanidation treatment at the cuttings feed size. Gold recoveries ranged from 75% (composite #8) to 91.3% (Composite #3), with a mean average recovery of 81.8% in 96 hours of leaching. Gold recovery rates were fairly rapid and extraction was substantially complete in 6 to 24 hours. Cyanide consumption was low and lime requirements were moderate to high (Calloway, 1992).

The most recent metallurgical work was completed in 1994 again by McClelland
Laboratories (see Appendix K). Direct agitated cyanidation (bottle roll) and column percolation leach tests were preformed on 35 drillhole cuttings composites (1 kilogram samples) and a surface bulk sample (880 pounds). Results/conclusions are presented in
Appendix K and summarized below.

Table 1 1994 metallurgical results for surface bulk sample.

________________________________________________________________________

Recovery %
*Head Grade

Size
Column
Bottle
opt Au

62% - 2"
52.8
---
0.036

82% - 3/4"
61.5
---
0.039

             -
1/2"
---
55.9
0.034

10 mesh
---
70.3
0.037

65 mesh
---
71.0
0.031

100 mesh
---
80.6
0.036

* Note head grades are higher than the average gold grades in the resource and may reflect some near surface supergene enrichment.

Bottle roll recoveries for 35 drillhole cuttings composites range from a low of 42.9%
to a high of 84% (average 60%-70%) with head grades ranging from a low of 0.01opt to
0.08opt gold depending on feed sizes.

The tests demonstrate that the drillhole cuttings composites and bulk surface sample are generally amenable to direct agitated cyanidation treatment. McClelland concluded:

1) Drillhole cuttings composites were amenable to direct agitated cyanidation treatment at 10 mesh feed size. Grinding to 80% -65 mesh in size improved recovery. Treatment of the bulk sample at feed sizes ranging from 55.% up to 80%at minus 1/2 inch to 100 mesh (Table
    2)

2) Gold recovery rates were fairly rapid with cyanide consumption and lime requirements low to moderate; recovery and recovery rate tended to increase with decreasing feed size.

3) Column percolation leach tests on the surface bulk sample were amenable to simulated heap leach cyanidation treatment. Gold recoveries ranged from 62% -2 inch and 82% minus
    3/4 inch.

4) Lime requirements for the column leach tests were low but cyanide consumption high.
    However McClelland believes that cyanide consumptions should be substantially lowered during commercial production.

5) Further column percolation leach tests on representative bulk samples are recommended to verify feed size sensitivity.

A review of the McClelland data by DMBW, Inc. in 1996, concluded that (after graphing recovery data) a 67.5% recovery could be anticipated from material crushed to 1/2 inch in size (Appendix I). This assumption seems reasonable given the available data but requires verification by further testing along the lines outlined by McClelland.

It should be noted that all metallurgical results to date on samples from the mineralized zones are considered preliminary in nature. There is a reasonable chance that extensive testing could significantly improve recoveries at acceptable crush sizes
(including run of mine material) for heap leaching.

19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATIONS

19.1 Resource estimates

The following is a discussion on resource/reserve estimates made for gold mineralization identified on the property. Crown, Cyprus and Bharti Engineering (on behalf of RSM) completed three separate resource estimations respectively for the property. It should be noted that the quantity and grade are approximations.

Based on a review of available supporting drill data, the author considers the Cyprus resource estimate the most creditable for purposes of this report. The Crown estimation is relevant only in an historic sense and Bharti’s calculations are viewed as general support for Cyprus’ resource numbers. Fairly dense drilling within the resource area allows for a generally high confidence level for the Cyprus estimation. In the opinion of the author this estimate is considered reasonable and deemed reliable and relevant to the project.

Crown Estimate

The first manual mineral resource calculation of the Main zone and North Pod (aka
Central zone) were completed in-house by Crown in 1991 based on 184 RC drillholes. Using cross-section and polygonal methods, a 0.01opt gold cutoff and tonnage factor of 13 cubic ft/ton, a total "geologic" resource of 8.11 million tons grading 0.026opt (or
210,000 contained ounces) was calculated (Calloway, 1992). Crown did not separate the resource into categories. Documentation for the calculation is lacking and therefore the author cannot verify that their estimate meets current standards set by the Canadian
Institute of Mining, Metallurgy and Petroleum (CIM) (Companion Policy 43-101CP, 2000).

Cyprus Estimate

Both manual and computer generated mineral resource estimates were completed by Cyprus
(in-house) at the end of 1995 (see Appendix G and H). The manual estimate (cross-sectional method) for a mineral inventory of the South Bullion resource included the Main zone and
North Pod. It is based on approximately 314 RC holes (30’- 200’ centers), a
1.5:1 waste to ore strip ratio, 0.01opt cutoff and tonnage factor of 12.5 cubic ft/ton.
Proven, probable and possible categories were determined by areas of influence around drillholes of 0 to 50 feet, 50 to 100 feet and 100 to 200 feet respectively. Based on these parameters, Cyprus calculated a total resource of 30.6 million tons grading 0.026 opt gold. Of this total, Cyprus estimated a proven (11.7 million) + probable (6.89 million) resource of 18.06 million tons grading 0.026opt Au. It should be noted that much of this resource is relatively deep (>300’) and located in the northeast quarter of Section 27 (Pereira Trust lands).

Table 2 South Bullion mineral inventory (Cyprus, 1995).

___________________________________________________________________________________________________________

Cyprus categories:

Main Pit
North Pit
Remaining Resource
Total South

Bullion Resource

Proven
Tons:
3.67 million
2.00 million
5.50 million
11.17 million

Grade
0.026opt
0.029opt
0.026opt
0.026opt

Probable:
Tons:
0.55 million
0.34 million
6.00 million
6.89 million

Grade:
0.026opt
0.029opt
0.026opt
0.026opt

Possible
Tons:
0.30 million
0.24 million
12.00 million
12.54 million

Grade:
0.026opt
0.029opt
0.026opt
0.026opt

Total Resource: 30.6 million tons @ 0.026opt Au

____________________________________________________________________________________________________________

The author has verified the resource and supporting data by reviewing the original estimation, drillhole sections and logs. Using similar parameters and assumptions as
Cyprus (see Appendix G), the author has reclassified their categories according to adopted
CIM definitions (Table 3). The result is similar tonnages and grades for the reclassified
CIM categories (measured and indicated; inferred is not considered for this report).

Table 3 Reclassified resource estimate (from1995 Cyprus data)

________________________________________________________________________

CIM definitions

Main Pit
North Pit
Main + North Pits
Remaining Resource
Total

Measured
Tonnage
3.67 million
2.0 million
5.67 million
5.50 million
11.17 million

Grade
0.026opt
0.029opt
0.027 opt
0.026opt
0.026opt

Contained ounces
95,668
57,406
~153,000
~142,000
~295,000

Indicated
Tonnage
0.55 million
0.34 million
0.89 million
6.00 million
6.89 million

Grade
0.026opt
0.029opt
0.027opt
0.026opt
0.026opt

Contained ounces
13,933
10,271
~24,000
~156,000
~180,000

Total
Tonnage
4.22 million
2.58 million
6.56 million
11.5 million
18.06 million

Grade
0.026opt
0.029opt
0.027opt
0.026opt
0.026opt

Contained ounces
~109,600
~75,600
~177,000
~298,000
~475,000

____________________________________________________________________________________________________________

The above reclassification of the Cyprus estimate indicates that the potentially bulk mineable Main zone and North Pod within the current property boundaries contains 6.56 million tons (5.67 million tons measured and 0.89 million tons indicated) with an average grade of 0.027opt Au.

Bharti Estimate

An independent, computer generated mineral resource estimate (as part of an economic prefeasibility assessment) was made in 1996 by Bharti Engineering of Toronto at the request of RSM (Appendix J). Using GEMCOM software, block modeling, no cut off grade and a tonnage factor of 12.5 cubic ft/ton, Bharti identified near surface resources of 7.5 million tons grading 0.026opt gold/0.156opt silver for the Main zone and 3.3 million tons grading 0.024opt gold/0.16opt silver for the North Pod. The estimate is flawed because no cutoff grades were used. Further, resource categories were not assigned to the mineral resource and therefore it cannot be reclassified according to current CIM standards.

A summary of the various resource estimates is given below:

Table 4 Resource mineral estimates (measured and indicate)

Main Zone + North Pod Resources
Cut off
Measured
Indicated

(million tons @ opt Au)
(opt)
(million tons @ opt Au)

Crown (1991)
8.11 @ 0.026
0.01
    Can not be
reclassified to CIM definitions

Cyprus (1995)
6.56 @ 0.027
0.01
5.67 @0.027
.089 @ 0.027

Bharti (1996)
10.78 @ 0.025
none
    Can not be
reclassified to CIM definitions

______________________________________________________________________________________

As previously stated, the reclassified 1995 Cyprus estimate for the gold resource on the property has been verified by the author and considered reliable.

19.2 Reserve estimates and preliminary pre feasibility economic assessment

At least three preliminary economic assessments were made of the Main zone and North
Pod. These were based on a "stand alone" surface open pit- heap leach operation in Section 22 and partially extending into Section 27. Details concerning mining scenarios, development/operating costs and cash flow projections are presented in reports contained in Appendices H, -I, and -J. It should be noted that none of these studies constitute full-scale "reserve estimates" but rather exercises to determine if the resource had the potential of being economic at various gold prices. The Cyprus and
Bharti studies appear to be the most comprehensive. The consensus among these assessments was basically that at a gold price of US$390 - $400 per ounce, a small (1-1.4 million tons per year) operation over a period of 4 to 5 years is not viable or at best "break even" to marginally economic. The following summary is based upon these reports.

The first prefeasibility assessment was made in-house by Cyprus in 1995 (see Appendix
H). Computer generated conceptional pit designs and basic economic models using various gold price scenarios were evaluated. Optimized pit designs and resource estimates (by ordinary kriging) were calculated. Their most realistic US$400 pit scenario included two potential orebodies totaling 3.2 million tons (diluted) grading 0.0246opt gold, cut off grades of 0.009opt for run of mine (ROM) ore/0.0143opt for crushed ore (high-grades were not cut), a stripping ratio (waste to ore) of 1.46:1 and recoveries of 62% (crushed ore)
and 48% (ROM). No cash flow projections (including NPV and IRR values) or production schedules are presented in the study. Cyprus’ mining scenario would yield 47,649 recoverable ounces from the "probable reserve" of 79,395ounces. Although small, their economic calculations did show a small net operating profit (pre-tax?) of US$5.2 million. The US$400/ounce gold pits (Main zone and North Pod) were deemed too small in tonnage and low in grade to support a viable operation that would satisfy Cyprus’
corporate objectives (500,000 – 1 million oz reserve). This study probably helped prompt Cyprus to farm-out its interest in the project. Cyprus’ "probable reserve" would be reclassified under current economic conditions as an
"indicated" resource relative to CIM definitions.

An independent economic scoping study of the near surface resource was completed in
1996 by DMBW Inc. at the request of RSM (Appendix I). This study, that is more of a
"back of an envelope" analysis, did not prepare any new pit designs, economic scenarios or recalculate potential mineable reserves but rather evaluated Cyprus’s manually calculated near surface resource (Main zone and North Pod). The economic assessment relied upon Cyprus’ tonnage-grade estimates (used 7 million tons @
0.027opt) and mining assumptions as well as McClelland’s 1995 metallurgical data
(assumed a recovery of 67.5%). Their conclusion was that the resource as it stood is not economically viable at a US$400/oz gold price based on general cost estimates DMBW believed to be realistic. Given the resource grade and recovery figures, DMBW calculated a recovery of 0.018opt gold. At a US$400 gold price this equated to US$7.27/ton. Operating costs for a 5 year mine life (including local, state and federal taxes and royalty) were calculated at US$47.6 million or US$6.80/ton. The mine would generate gross revenues of
US$51.03 million over the life of the mine. At the average grade of 0.027opt, an operating profit of only US$0.49/ton is achieved This amount is probably insufficient to pay for the projected capital required (US$19.8 million) given the size of the resource. The DMBC study did not consider recovery of silver as a by product Recommendations were made to conduct further RC drilling of the known resource (off set holes), recalculate the resource using a higher cutoff grade (0.025opt break even cutoff, 0.015opt incremental cutoff) and additional metallurgical testing to validate the projected recovery rate.

Later that year Bharti completed its prefeasibility economic assessment (Appendix J).
Computer generated conceptional pit designs, resource/reserve calculations (by block modeling) and various economic scenarios were completed. Preliminary cash flow projections were calculated along with NPV (@ 8%)and IRR values for 4 base case scenarios.

Pit shell No. 1 design and base case No.1A is probably the most realistic of the 4 scenarios. In this case a "probable reserve" was estimated to be 3.3 million tons (10% diluted) grading 0.026opt gold and 0.198opt silver (high grades were not cut) at a 0.72:1.0 waste to ore stripping ratio, cutoff grade of 0.01opt gold/0.10opt silver
(yielding 85,800oz Au and 653,400oz Ag contained) and a recovery rate of 67%. A 4-year operation would produce 57,453 ounces of gold and 326, 515 ounces of silver generating a pre-tax revenue of US$24 million. Total operating cost of US$17.4million, capital costs of
US$5.6million and gross operating profit of only 1.1 million. With a higher recovery rate of 75%, gross operating profits increase to US$3.3 million.

The economics are improved slightly for the pit shell No. 2 design when the probable reserve is expanded into deeper portions of the Main zone in Section 27. Tonnage increases to 3.9million tons and grades to 0.027opt gold/ 0.185opt silver. As expended the striping ratio jumps to 1.27 to 1. Bharti uses recoveries from 75% to 80%. The expanded reserve can only generate a pre-tax gross profit of US$5.5 million. It should be noted that under current market conditions this "probable reserve" would now be reclassified as an indicated resource under CIM definitions.

Bharti’s study demonstrated that potential development of the known Main zone-North Pod resource could only be a "break-even" proposition or at best marginally economic at prices of US$390/oz gold and US$5.50/oz silver. Additional fill-in, large diameter (HQ) diamond core drilling was recommended at specific sites within the resource and additional metallurgical studies on composite samples from drill core.
RSM’s 1996 drilling program was based upon these recommendations.

A comparison of selected reserved calculations is presented in Table 5.

Table 5 Selected probable reserve estimates for the Main zone (Main pit) and North

Pod (North pit) calculated at a US$390 - $400 gold price.

________________________________________________________________________

    Gold/Silver
    Price
($/oz)
    Recovery
%
    Gold cutoff(s)
    (Crush/ROM)
(opt)
    W:O
Ratio
    Grade
(opt)
    Gold/Silver
    Contained
(oz)
    Gold /Silver
    Recovered
(oz)
    Potential
    Operating
    Profit/loss
(millions)

Cyprus:
US$400
62/48
    Au:
.0143/.0091
1.46
Au: 0.0246
Au: 79,395
Au: 47,649
US$5.2

-------
-------
Ag:------

Ag: ----
Ag: ----
Ag: ----

DMBW
US$400
67.5
    Au:
0.01/----
1.50
Au: 0.027
    Au:
193,815
    Au:
127,575
US$16.4

--------
-----
      Ag:
-----

Ag: ---
Ag: ---
Ag: ---

Bharti:
US$390
67
    Au:
.01/----
0.72
Au: 0.026
    Au:
85,800
Au: 57,453
US$1.2

US$5.50
50
    Ag:
0.1/----

Ag: 0.198
    Ag:
653,400
    Ag:
326,515

same
75
same
same
same
same
    Au:
64,314
US$3.1

same
50
same

same
same
    Ag:
326,515

ROM – run of mine ore

It is clear from these prefeasibility studies that at current gold prices of around US$300 the resource is subeconomic. The main problem appears to be grade and to a lesser extent recovery. To obtain an idea of what might approach economic viability, the author has calculated rough economic parameters for the 3.3 million ton resource identified by Bharti but assumes a high-grade, open pitiable core has been discovered along one or more feeder structures boosting the overall gold grade but significantly increasing the stripping ratio. These parameters are given below in Table 6.

Table 6 Rough economic parameters required for potential viability of the Main zone - North Pod resource at a US$300 gold price.

______________________________________________________________________________

Orebody

Tonnage
3.3 million tons
Minimum Average Grade*
0.05 opt Au

Recovery
67% (based on current data)
Recovered Ounces
110,550

Mining/Processing

Annual Production
730,000 tons
Striping Ratio (W:O)
2:1

Project Life
4.5 yrs Payback – Year 4
Internal Cutoff Grade
0.025 opt

Production
24,455 oz/yr
Design Cutoff Grade
0.032 opt

Mining/Processing Cost/Ton

Heap Leach
$2.50/ton
Estimated Project Capital Costs
US $6,700/tpd

Admin O/H
$1.50/ton
Total for Project
~US $13.4 million

Ore
$1.00/ton
Estimated Cash cost $/oz.
~US $194

Waste
$1.50/ton

Leach Total
US $6.50/ton

______________________________________________________________________________

*Does not consider silver grade.

Obviously better grades, larger tonnages and better recoveries will only improve the economics of the deposit. For example, although limited metallurgical testing completed thus far has not established optimum recoveries for heap leaching, an improvement of recovery in the 90%-95% range could lower the average grade to 0.040opt gold and drop the internal cutoff grade to 0.018 using the above mining scenario. The author considers the minimum parameters described above as reasonable and realistic for a potentially viable
"stand alone" open pit-heap leach operation on the property.

20.0 OTHER RELEVANT DATA AND INFORMATION

None at this time.

21.0 INTERPRETATION AND CONCLUSIONS

21.1 Interpretation

Gold-silver mineralization identified to date on the Pinon property has been interpreted as typically Carlin style. It is similar in geologic setting, stratigraphic and structural controls and geochemical characteristics to many other deposits within the district.

The author interprets the Main zone as peripheral low-grade gold mineralization overlying possibly two high-angle primary feeder zones that extend into the deeper portions of the larger South Bullion resource. The first structural zone trends parallel to and may actually breach the crest of the Pinon anticlinal fold. Evidence for its presence in this location include the linear clustering of high-grade intercepts along the thicken but badly broken anticlinal axis (Fig.10; e.g. SB96-146 @ 0.083opt Au/68’with
0.30opt Au/10’). A high-angle, near vertical, tabular-shaped structure would have been easily missed or not recognized at all along or below the fold crest by previously drilled vertical RC holes. Cameco recognized the extension of this structure into Section
27 and attempted to test it with two angled RC holes (SB-140 and –141) drilled perpendicular to the inferred structure. RC-140 successfully reached the target and intersected shallow (~ 220’vertical depth) gold mineralization grading 0.031opt over
110 feet (~ 95’ true thickness) with values up to 0.094opt. The higher values are interpreted as marking the structure in the fold crest area. Drilling to date suggests, this inferred structure has the potential to extend along the entire length of the Main zone (including its deeper extension in to the Bullion resource) and an unknown distance down dip. Gold grades averaging > 0.09opt over mineable widths along the structure at open pit depths may define a potentially viable higher-grade core to the Main zone and boosting the overall grade of the resource.

A second deeper parallel structure is interpreted at the southeast end of the Main zone near the southern margin of the claim block (Section 22). It is defined by drillholes
SB-111 (0.11opt Au/60’ with 0.25opt Au/15’), SB-78 (0.16optAu/25’) and
SB-97 (0.08opt Au/10’); the orientation of vertical hole SB-111 appears to have been significantly effected by this structure causing severe deviation. Gold mineralization intersected thus far has been oxidized but is likely to be sulfide bearing at deeper depths (> 600’). If mineralization is of high enough grade (>0.1opt) and not prohibitably deep (excessive striping ratio), it could possibly be inventoried into the
Main zone resource. Exceptionally high grades (> 0.5opt) over mineable widths in deeper portions of this structure may also render it economically viable. Access from a ramp developed in the North pit (if the Main zone is developed) or a decline could possible allow underground mining.

The Ridge zone and North Extension gold showing are interpreted as a continuation of gold mineralization and silicification from the along the Webb-Devils Gate fault contact.
The TC claim block controls at least 3,400 feet of strike length along the steeply dipping contact. In the author’s opinion, this relatively untested area has reasonable potential discovery of a new high-grade viable deposit within the TC claim block.
Interpretation of exploration data generated thus far suggests targets in this area will be deep, high-grade (>0.2opt) strata-bound breccia zones developed at structural intersections along the contact.

21.2 Conclusions

The author has made the following conclusions after reviewing all relevant exploration data for this property:

1) Widespread disseminated, micron-sized, lower-grade gold – silver mineralization is hosted in moderate to strongly silicified and brecciated Mississippian-age Webb
    Formation siltstone stratigraphically above the thrust-faulted contact with Devonian
    Devils Gate Formation limestone.

2) Gold-silver mineralization is mostly oxidized and structurally controlled along the flanks and thicken crest of the prominent Pinon Anticline.

3) Shallow mineralization known within the current property position (Section 22; TC claim block) is part of the larger but deep (>300’) South Bullion mineral resource that extends into Section 27.

4) Within the property, two potentially bulk-mineable mineralized zones (Main zone and
    North Pod) have been identified by approximately 227 closely spaced RC and diamond drillholes constructed mainly by three separate companies.

5) Three separate independent resource estimates have been made for the Main zone and
    North Pod. Of these the 1995 Cyprus estimate has been verified by the author and deemed the most reliable. The resource has been reclassified to satisfy current CIM standards.
    Based on this estimate the near surface resource contains approximately 6.56 million tons
    (5.67 million measured + 0.89million tons indicated) grading 0.027opt Au.

6) Two of three independent prefeasibility studies of this total resource outline within it a small "probable reserve" (diluted) containing 3.2 to 3.3million tons grading 0.0246opt gold to 0.026opt gold/0.198opt silver respectively. If the probable reserve is expanded off the property and includes deeper gold mineralization in Section
    27, it increases to 3.9 million tons grading 0.027opt gold/ 0.185opt silver. At a gold price of US$390 - $400 (Ag @ US$5.50), development by open pit-heap leaching methods would likely be a near "break even" proposition or at best marginally economic.
    Currently with gold prices at US$300, this "probable reserve" is subeconomic.
    Under current CIM definitions it can be reclassified as an indicated resource.

7) A significant increase in grade (> 0.050opt with 0.025opt cutoff) and recoveries (> 67%) for the known resource (definition of a high-grade core) and/or identification of new, high-grade (>0.1opt for deeper open pit and > 0.5opt for deep underground) structural zones on the property will be required to establish an economically viable "stand alone" deposit at current gold prices.

8) Exploration targets include high-grade feeder structures within the Main Zone and deep strata-bound breccias associated with two showings (Ridge zone and North Extension)
    along the silicified Webb-Devils Gate contact north of the North Pod.

22.0 RECOMENDATIONS

In the opinion of the author, this property’s overall character is more than sufficient merit to justify continuation of an advanced exploration program. The following recommendations concerning a next phase of exploration work include the following:

1) Increase the joint venture’s land position. Both the Main zone and North Pod as well as several showings along the Webb-Devils Gate contact lie near the western margin of the TC claim block in Section 22. Additional room to the west in Section 21 may required to explore for, high-grade structures in this area (within the Devils Gate Formation).
    Jasperoidal Webb as well as cross cutting jasperoid bodies (along structures) in Devils
    Gate have mapped in Section 21. In addition, Section 27 controls the deep South Bullion resource and known high-grade structures and should be acquired. Any mining scenario on the property will likely require this ground. Both these sections are complicated fee lands that contain severed mineral and surface rights owned by a number of private parties
    (see Section 6.1).

2) Begin testing by diamond drilling two potential feeder structures in the Main zone.
    Testing these structures will determine if the resource has any potential to host a high-grade core that could improve its overall grade and therefore economics. At least
    5000 feet (in 5 to 10 moderate to deep holes) of diamond core drilling is recommended to test the structures. These holes could at a later date be surveyed using down-hole induced polarization (IP) to test of deep underlying un-oxidized sulfide mineralization (a potential second target). Encouraging results would prompt a full scale-drilling program, which would involve a series of drillhole fences constructed perpendicular to the identified structures. Assuming mineralization is still oxidized, these new results would be incorporated into the existing assay database and a new resource calculation made using a 0.025opt or higher gold cut off. Such results would also warrant evaluation of and testing for high-grade feeder structures associated with the North Pod.

3) Complete surface rock chip sampling at the Ridge zone and extend sampling north to cover the North Extension showings. This area covers approximately 3,400 feet of strike length along the steeply dipping Devils Gate-Webb contact. Moderate to intense silicification (jasperoid) has been mapped along the entire length in both formations.
    Only scattered, shallow RC drilling have attempted to test the mineralized contact. Some angled holes were encouraging; many of the vertical holes never reached the target.
    Although RSM has identified a significant gold dispersion pattern at the south end of the
    Ridge zone, it remains open. Further detailed grid sampling will likely expand this target and identify new ones along the contact.

4) Complete structural mapping and DEM (digital elevation measurements) modeling of the
    Ridge zone and North Extension areas. Of prime importance is identification of northwest trending structures that intersect identified primary gold dispersion patterns developed along the silicified Devils Gate- Webb contact. Ground hosting structural intersections would be considered high priority targets. These targets are probably deep and likely sulfide bearing. Therefore, follow-up a surface induced polarization (IP) –
    resistivity survey is recommended to establish and refine drilling targets. Initial testing should be by angled core drilling. At least 5000 feet in moderate to deep holes
    (500’-1000’) is recommended to test targets generated by this work.

22.1 Proposed Budget

The following proposed budget is intended for a limited follow-up exploration program on the Pinon property that includes geological mapping, rock chip sampling, DEM modeling,
IP survey, new land acquisition and diamond core drilling (Main zone only).

Mapping, rock chip sampling and IP survey in the
Ridge zone and North Extension

Personnel

    Geologist (40 days @ US$300/day) (includes
report writing)
$12,000

Technician #1 (30 days @ US$100/day)
$3,000

Drafting (200 hrs. @ US24/hr
$4,800

    Geophysicists (DEM modeling) (15 days @
$300/day)
$4,500

Room and board (30 days @ $70/day x 2)
$4,200

    Vehicle (rental, gas, insurance etc,
$1,200/month)
$1,200

Plane fares
$1,000

US$30,700

    Geochemistry ( rock chip; fire assay
for Au only)

1000 rock chip (~ US$12/sample)
US$12,000

Land holding Costs for 2003

Unpatented TC claims (49 claims)

BLM (49 claims @ $100/claim)
$4,900

    County recording ($8.50/claim + $12.50 for
1st claim
$245

New land acquisition (Sections 21 and 27)
$20,000

US$25,145

Geophysics (contract IP-resistivity survey

15 days (@ $1,500/day + $1,000 mob- demob)
US$23,500

    Testing high-grade structures in the Main
zone

Drilling

(5000 feet of HQ-size core in 5-10 holes

Direct drilling costs ($23/ft)
$115,000

Mob-demobilization
$1,200

Contingency (10%)
$15,000

    Drill site preparation and reclamation
($1,000/hole)
$5,000

    Assays on drill core samples (fire assays
    for Au and Ag)
(200 samples @ $15/sample)

$3,000

Supervision

    Geologist (80 days @ $300/day) (includes
20 days for report writing)

$24,000

Technician (60 days @ $100/day)
$6,000

Room and board (60 days @ $70/day x 2)
$8,400

    Vehicle (rental, gas, insurance etc,
$1,200/month)
$2,400

Plane fares
$1,000

US$181,200

Total Proposed Budget
~US$273,000

23.0 REFERENCES

Bharti Engineering, 1996, Preliminary assessment of the South Bullion deposit, private report, 5p.

Bonham, H.F., 1988, Bulk mineable gold deposits of the western United States in
Keays, R.R., Ramsay, W.R.H., Groves, D.I. eds., The geology of gold deposits: the
Perspective in 1988:Economic Geology Monograph 6, p.193-207.

Bowens, T. and Dykeman, C., 1995, Report on South Bullion/Dark Star resource/reserve estimates, internal Cyprus report, 3p.

Cameco, 1998, Pinon project, Elko County: 1997 exploration report, internal report,
50p.

Crown Resources, 1992, Exploration summary, results and recommendations for the Cord
Ranch lease, Elko County, Nevada, internal report,78p.

Kuehn, C.A. and Rose, A.W., 1992, Geology and geochemistry of wall-rock alteration at the Carlin deposit Nevada: Economic Geology, Vol. 87, p1697 – 1721.

McClelland Laboratories, 1995, Report on cyanidation test work – South Bullion samples, private report, 63p.

Parrish, I.S., 1996, The South Bullion project: a scoping study, private report, 19p.

Pinon Exploration Corporation, 1995, Summary of 1995 exploration activities, Pinon
Project, Elko County, Nevada, internal report, 21p.

Putnam, B.R., Henriques, E.B., 1990, Geology of the South Bullion deposit, Elko County,
Nevada in Field trip No.4, Great Basin Symposium, April 1-5, 1990, 23p.

Royal Standard Minerals, 1997, Annual report of the operator: Pinon project, internal report, 12p

Stone, J.G., and Dunn, P.G., 2002, Ore reserves in the real world: Economic Geology,
Special Publication Number 3, 121p.

Teal, L. and Jackson, M., 1997, Geologic overview of the Carlin Trend gold deposits and descriptions of recent deep discoveries in Society of Economic Geologists
Guidebook, ed., T. Thompson, Vol. 28, p3-37.

Wells, R.A., 1995, Pinon/South Billion deposit resource estimates, internal memorandum,
15p.

24.0 CERTIFICATE OF AUTHOR

I, Theodore A. DeMatties, do hereby certify that:

1) I am an independent consulting geologist with a residence and business address of
    34,898 University Ave., Cambridge, Minnesota, 55008 USA.

2) I have received the following degrees in geological sciences:

B.S. (1971) and M.A. (1974), State University of New York, Oneonta, New York.

3) I am a certified and licensed geologist with the American Institute of

Professional Geologists (CPG # 4446), the State of Minnesota (License #

30184) and the State of Wisconsin (License #186-013).

4) I have been practicing as a professional geologist for 29 years since my graduation from university.

5) I have read the definition of "qualified person" set out in National
    Instrument 43-101(NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI
    43-101.

6) I am responsible for the preparation of all sections of the AMENDED technical report titled An Evaluation of the Pinon Gold Property, Elko County, Nevada, USA and dated
    January 20, 2003 relating to the Pinon property. I have visited the Pinon property on July
    21, 2002.

7) I have had prior involvement with the property that is the subject of the Technical
    Report. That involvement included preparation of a valuation report for SER in 1996. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8) I am independent of the issuer applying all of the tests set out in Section 1.5 of
    National Instrument 43-101.

9) I have read National Instrument 43-101 and Form 43-101 F1, and the Technical Report
    has been prepared in compliance with that instrument and form.

10) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th Day of January, 2003

Figure 1

Project Location Map

Source: Pinon Exploration Corp. (Cyprus Amax) 1995.

ELKO COUNTY
27
IDAHO
UTAH
HUMBOLDT COUNTY
LANDER COUNTY
EUREKA COUNTY
WHITE PINE COUNTY
N
DISTRICT 3
Jackpot
Contact
Wilkins
Owyhee
Mountain City
Deep Creek
North Fork
Montello
Oasis
Wells
Deeth
Halleck
ELKO
Spring Creek
Lamoille
Carlin
Jiggs
Ruby Valley
Currie
Wendover
See Enlarged Area
93
225
226
233
230
231
232
229
227
228
766
80
278
767
93A
CARLIN AREA
766
80
221
278
Carlin
WELLS AREA
Wells
93
223
231
80

Figure 2

Pinon Project and the Carlin Trend

Source: modified from Royal Standard Minerals, 1997.

NEVADA
Carlin
Elko
AREA OF ENLARGEMENT
Reno
0 100
MILES
Las Vegas
N
0 12 miles
IVANHOE
ROSSI
DEE
BOOTSTRAP / CAPSTONE
MEIKLE
POST / BETZE
GENESIS
DEEP STAR
BLUE STAR
BULLION MONARCH
LANTERN
PETE
CARLIN
CARLIN TREND
TUSCARORA
MAGGIE CREEK
GOLD QUARRY
CARLIN (Townsite)
RAIN
EMIGRANT SPRINGS
SMZ
RAILROAD
BULLION
1
4
5
Explanation
Gold Mines
X Developing Gold Deposits
Target Areas
1 South Bullion
4 Dixie Creek
5 Jasperoid Wash

CLIENT	DATE:
Piñon PROJECT	REPORT NO:
	FILE NO.

Pinon Project and The Carlin Trend

Elko County, Nevada — LOCATION

ROYAL STANDARD Minerals Incorporated — FIGURE

Figure 2a

Carlin Trend

Source: Teal and Jackson, 1997.

Independence Trend
Carlin Trend
Getchell Trend
Battle Mtn Eureka Trend
Pzs
Mv
Qal
Pzc
Ren
Meikle
Rossi
Dee
Capstone
Bootstrap
Tara
Screamer
North Star
Bobcat
Blue Star
Beast
Lantern
Griffin
Goldbug / Rodeo
Betze / Post
Deep Star
Genesis
West Leeville
Hardie Footwall
Carlin
Pete
Tv
Tusc
Mike
Mac
Gold Quarry
CARLIN
Pzo
Emigrant Springs
Rain
Rain Underground
Siliciclastic Rocks
Carbonate Rocks
Alluvium, Valley Fill
Volcanic Rocks
Coarse Clastic Rocks
DEPOSITS
MAJOR FAULTS
ANTICLINE
N
0
10 miles
0 5 10 15 kilometers

CARLIN TREND NEVADA

Figure 3

Pinon Range Geology and Mineralization

Source: Cameco 1998.

LEGEND
Alluvium and lake sediments
Tertiary sediments
Tertiary volcanics
Penn-Permian clastic sediments
Penn-Permian calcareous rocks
Mississippian clastic & calcareous sediments
Devonian clastic sediments
Devonian carbonates
Ordovician Vinini Fm.
Deposit/reserve
Surface mineralization
Emigrant Spring
Rain
Emigrant Spg So.
Railroad
Dark Star
Bullion
Pony
Dark Star Structural Zone
Pinon Structural Zone
Carlin
Map Area
T 33 N
T 32 N
T 31 N
T 30 N
T 29 N
T 28 N
T 27 N
R 51 E
R 52 E
R 53 E
R 54 E
R 55 E
0 1 2 3 5 mi
0 2 4 6 8 km
Cameco (U.S.) Inc.
PINON PROJECT
PINON RANGE GEOLOGY and MINERALIZATION
1:750000

Figure 4

Pinon Project Compilation Map

Source: Cameco, 1998.

0 .5 1 mi
R 53 E
R 54 E
Legend
Resource
Gold rock chip anomaly (≥ 50 ppb)
Regional structure
Quaternary alluvium
Sediments
Volcanics
Tertiary
Penn- Permian
Tomera Fm. - undifferentiated
Diamond Peak Fm. - sediments
Chainman Fm. - sandstone & shale
Webb Fm. - siltstone
Mississippian
Devil's Gate - limestone
Nevada Fm. - dolomite
Dark Star
South Bullion
T 30 N
T 29 N
Dixie Creek
Jasperoid Wash
R 53 E
Cameco (U.S.) Inc.
NEVADA GENERATIVE
PINON PROJECT
COMPILATION MAP
Compiled By: R.CHAPMAN 96/10/30
Drafted By: okt
Scale: 1:5000
N.T.S.:
Disposition(s):
Dwg No.: PN96102

Figure 5

Pinon Project Land Status Map

Source: Modified from Royal Standard Minerals, 1997.

Township 30 North, Range 53 East

16.7 % Etcheverry
8.3 % L. Rudnick
8.3 R. Rudnick
(Costain 100 % Minerals)
Fee
E.L.Cord
100 % Surface
50 % Minerals -
Pereira Trust
41.7 % Minerals (Costain)
16.7 % S. Rudnick
16.7 % Etcheverry
8.3 % O. Rudnick
8.3 % R. Rudnick
15
USA
(Open)
16
14
13
(RSM. 100 % Minerals
Fee
E.L. Cord
100 % Surface
100 % Minerals -
Pereira Trust
Fee - Julian Tomera Ranches
21
22
Fee
E.L.Cord
100 % Surface
50 % Minerals -
Pereira Trust
41.7 % Minerals (Costain)
divided as above
23
Fee
E.L.Cord
100 % Surface
50 % Minerals -
Pereira Trust
41.7 % Minerals (Bullion Monarch)
Julian Tomera Ranches
100 % Surface
91.7 % Minerals
50 % Minerals - Tomera
16.67 % Etcheverry
16.67 % O. Rudnick
8.33 % O. Rudnick Trust
8.3 % R. Rudnick
28
27
26
Fee
E.L Cord
100 % Surface
50 % Minerals -
Pereira Trust
41.7 % Minerals
divided as above
Fee
Pieretti, D. & Sullivan, T.
33
34
USA
Restricted
Minerals
Fee
E.L. Cord
100% Surface
50% Minerals
Pereira Trust
22.22 % Minerals Etcheverry
Total 72.22 % Minerals
35
Filbert
Etcheverry
Fee
0
1 mile
Pinon Project
Land Status
Elko County, Nevada
Royal Standard
Minerals Incorporated

Figure 6

Gold Distribution in rock Samples

Source: Pinon Exploration Corp. (Cyprus Amax), 1995.

Figure 7

South Bullion Target Area Map

Source: Pinon Exploration Corp. (Cyprus Amax), 1995.

R 53 E
T
30
N
Northern
Extention
Ridge Zone
North Pod
Main Zone
21
22
28
27
Section 27
Pereira
50% Minerals
TC Claim Group
Boundary
100% Minerals
N
0
1000'

CLIENT
DATE:
REPORT NO:
Piñon PROJECT
FILE NO.

South Bullion
Target Area Map

Elko County, Nevada LOCATION

FIGURE

ROYAL STANDARD
Minerals Incorporated

Figure 8

South Bullion Stratigraphic Section

Source: Putnam and Henriques, 1990.

PENNSYLVANIAN
MISSISSIPPIAN
DEVONIAN
OVERLAP SEQUENCE
CARBONATE (EASTERN) ASSEMBLAGE
Diamond Peak Fm
Chainman Shale
Webb Fm
Devils Gate Limestone
Upper Dolomite
Oxyoke Cyn. Member
Beacon Peak Dolomite
NEVADA FM.
Limestone
Dolomite
Shale
Siltstone
Sandstone
Conglomerate
Quartzite
Stratigraphic position of gold deposits within the Pinon Range:
South Bullion, Rain, Gnome, & Emigrant Springs
300
METERS
0

SOUTH BULLION STRATIGRAPHIC SECTION

Figure 9

Geologic Map of the South Bullion Target Area

Source: Royal Standard Minerals, 1997.

Figure 10

Geology and Grade-Thickness Map – South Bullion

Source: Pinon Exploration Corp. (Cyprus Amax), 1995.

Figure 11

Geologic Cross Sections

Source: Pinon Exploration Corp. (Cyprus Amax), 1995.

Figure 12

Drillhole Location Map, South Bullion Target area

Source: Royal Standard Minerals, 1997.

Figure 13a

Assay Cross Section 3600

Source: Pinon Exploration Corp. (Cyprus Amax), 1995.

(See Fig. 12 for location)

Figure 13b

Assay Cross Section 3950

Source: Pinon Exploration Corp. (Cyprus Amax), 1995.

(See Fig.12 for location)

Figure 13c

Assay Cross Section 4100

Source: Pinon Exploration Corp. (Cyprus Amax), 1995.

(See Fig. 12 for location)

Figure 13d

Assay Cross Section 4400

Source: Pinon Exploration Corp. (Cyprus Amax), 1995.

(See Fig. 12 for location)

Figure 14a

Carlin Deposit Model (Genetic)

Source: Berger and Bagby, 1990.

Stage 1
Early Jasperoid
Flow of entrapped meteoric waters in sedimentary-rock section
Magmatic fluids
Stockwork Veins
Calc-Silicate WO_3 - Skarn
Granodioritic Intrusions
Stage 2
Carlin-type Replacement Deposits
Relatively shallow meteoric-water flow
Deeply circulating meteoric-water flow
Mixed magmatic & deeply circulating meteoric water
Granodioritic Intrusions

Figure 14b

Carlin Deposit Model (Empirical)

Source: Cameco, 1998.

Limestone
decarbonatization
Silty Limestone
argillization
Limey Siltstone
jasperoid
silicification
Limestone
ore zone boundary
barite
stibnite
quartz
calcite
(pyrite)

Figure 5. Schematic cross-section of a "Carlin-type" gold deposit showing showing alteration pattern adjacent to a feeder structure.

Figure 15

Rain Underground Cross Section

Source: Teal and Jackson, 1997.

Idealized Cross Section of the
RAIN UNDERGOUND DEPOSIT
Dw
Diamond Peak Formation
Vesicular Mafic Dikes and Sills
Rain Fault
Mc
Mw
Ddg
(Devils Gate Limestone)
Dnu
(Nevada Group)
Mc
(Chainman Fm.)
+0.200 oz/st GOLD
0 250 500 feet
0 40 80 meters

Figure 16a

Rock Chip Geochemistry Maps of the North Extension-Ridge Zone Gold

Source: Royal Standard Minerals, 1997.

Figure 16b

Rock Chip Geochemistry Maps of the North Extension-Ridge Zone Arsenic

Source: Royal Standard Minerals, 1997.

Figure 16c

Rock Chip Geochemistry Maps of the North Extension-Ridge Zone Antimony

Source: Royal Standard Minerals, 1997.

Figure 16d

Rock Chip Geochemistry Maps of the North Extension-Ridge Zone

Mercury

Source: Royal Standard Minerals, 1997.

Figure 16e

Geologic Map with Gold Anomaly Location,

North Extension-Ridge Zone

Source: Royal Standard Minerals, 1997.

N 103,000
N 102,000
E 50,000
E 51,000
Dgl
Mw
Mc
Au Anomaly
>50 ppb
Dgl
Mc
North Pod
Au Zone
(South Bullion Deposit)
Dgl
Mw
Mc
Mw
Mc
Explanation
Mc - Chainman fm.
Mw - Webb fm.
Dgl - Devils Gate fm.
Geologic contact
Thrust fault contact
Fault zone
Silicification
>200 ppb Au
0
100'
200'
CLIENT
DATE:
REPORT NO:
Piñon
PROJECT
FILE NO.
Geologic Map
with
Gold Anonaly Location
North Extension-Ridge Zone
Elko County, Nevada
LOCATION
FIGURE
ROYAL STANDARD
Minerals Incorporated

Photo 1 Looking west at the Main zone and gold-bearing jasperoidial discovery outcrops. Jasperoid is developed within Webb Formation. Note burned-over area exposing gray Devils Gate limestone outcrops in upper right hand corner.

Photo 2 Looking east at the center of the Main zone and DDH-SB96-146 site. Note Chainman outcrop in upper left background.

Photo 3 Outcrop of massive, strata-bound and baritic jasperoid – jasperoid breccia, Webb Formation, Main zone. Note white barite masses in center of photo.

Photo 4 Road cut exposing strongly fractured, clay altered (bleached)/weathered and oxidized (FeO-staining along fractures) Webb siltstone. Cyprus Amax's bulk sample came from this area.

Photo 6 Partially exposed contact between Devils Gate limestone(upper left) and jasperoidal Webb (upper right) Formations in the Ridge zone area. Strong rock chip gold anomaly starts at the top of the jasperoid knob (upper right hand corner). Area has been burned-over.

Photo 7 Looking northeast at structurally controlled jasperoid outcrop hosted by Devils Gate Formation (limestone).

Photo 8 Looking northeast along a possible cross structure expressed by the stream valley that extends into the North Pod area (upper right background, where reclaimed drill roads can been). Note Devils Gate (gray, upper left) – Webb contact in upper middle of photo.

DDH SB 96-144

Photo 9 Drill core from DDH-SB96-144, 75-84 feet, North Pod. Typical Webb Formation containing laminated , calcareous siltstone with fracture associated bleaching and calcite.

DDH SB 96 143

Photo 10 Drill core from DDH-SB96-143, 52.5-61 feet, southwest margin of Main zone. Thin sandstone beds and laminae intercalated with dark gray Chainman shale.

DDH SB 96-145

Photo 11 Drill core from DDH-SB96-145, 220.8-230.5 feet, North Pod. Pervasively silicified Webb Formation breccia healed with calcite and open space quartz. Quartz-healed intervals are strongly broken and intensely oxidized. Gold assays in this interval range from 0.019opt to 0.034opt.

DDH SB 96-142

Photo 12 Drill core from DDH-SB96-142, 13-21 feet, southwest margin of the Main zone. Webb Formation containing fractured, very fine-grained calcareous sandstone. The sandstone bed overlies a zone of intense argillic alteration with fracture associated hematitic staining. Alteration and bleaching extend from 17.5 feet down to 21.4 feet.. The zone exhibits a sharp contact with heavily FeO-stained sandstone at 17.7 feet. Assay results indicate the alteration contains only 40ppb gold.

DDH SB 96-142
31
34
39

Photo 13 Drill core from DDH-SB-142, 30.4-39.5 feet, southwest margin of the Main zone. Pervasively silicified, silica flooded, intensely broken and highly oxidized Webb Formation (jasperoid in upper portion of photo) structurally overlying massive Devils Gate limestone. The mineralized interval from 28.4 feet to 33.7 feet grades 0.048opt gold and 0.333opt silver. Note broken and silicified zone (jasperoid) in limestone from approximately 38 feet to 39 feet. An assay from this zone ran 0.037opt gold.

DDH SB 96-146

Photo 14 Drill core from DDH-SB-146, 4-11.3 feet, center of Main zone.
Highly brecciated and pervasively silicified Web Formation. This mineralized section exhibits intense silica flooding and moderate to weak oxidation. Assays from the interval average 0.206opt gold and 0.34opt silver.

1996 diamond drilling on the Main zone, Pinon property.

Looking south at a Longyear 44 skid-mounted diamond core rig setup on drillhole
SB96-146 in the Main zone. The prominent Tomera Ridge can be seen in the far background to the right, approximately four miles away from the TC claim block. Jasperoid Wash lies in the notch to the left of the ridge.

Appendix A

Cyprus RC drillhole logs (SB-120 through –139).

Appendix B

Cyprus drillhole survey data (Silver State Surveys Inc.)

SB-120 through -139.

Appendix C

Original Chemex assay certificates for drillhole chip samples collected from

SB-120 through -139.

Appendix D

Quality control analysis of assay data from SB-120 through -139.

Appendix E

RSM diamond drillhole logs (SB 96-140 through -146).

Appendix F

Original Chemex assay certificates for core samples collected from

SB96-140 through -146.

Appendix G

Cyprus report on South Bullion/Dark Star resource-reserve estimate.

Appendix L

Conversion of Weights and Measures.

Appendix H

Cyprus Memorandum on Pinon/South Bullion deposit resource estimates.

Appendix I

DMBW South Bullion Project scoping study.

Appendix J

Bharti preliminary assessment of the South Bullion deposit.

Appendix K

McClelland Lab Report on cyanidation test work –

South Bullion samples.

DeMatties and Munroe

Geological and Geophysical Consultants

34, 898 University Ave.

Cambridge, MN 55008 USA

Phone: (763)689-4574

Fax: (763)689-3066

Email: tdematties@aol.com